Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

BY AND AMONG

VANTIV, INC.,
NATIONAL PROCESSING COMPANY,
MARS MERGER SUB, LLC,
VANTIV, LLC,
SLP III QUICKSILVER FEEDER I, L.P.,
MERCURY PAYMENT SYSTEMS, LLC
and
SILVER LAKE PARTNERS III DE, L.P.

Dated as of May 12, 2014

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND THE RECIPIENT HEREOF AND, IF APPLICABLE, ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

i

5.11	Intellectual Property	42
5.12	Material Contracts	43
5.13	Employee Benefit Plans	45
5.14	Labor	48
5.15	Litigation	48
5.16	Compliance with Laws; Permits	48
5.17	Environmental Matters	49
5.18	Insurance	50
5.19	Financial Advisors	50
5.20	Affiliate Transactions	50
5.21	Merchants, Merchant Originators, Vendors and Resellers	51
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF SELLER		51
6.1	Organization and Good Standing	51
6.2	Authorization of Agreement	52
6.3	Conflicts; Consents of Third Parties	52
6.4	Ownership of Corporation Common Stock and Company Units	53
6.5	Operations of Corporation	53
6.6	Litigation	53
6.7	Financial Advisors	54
6.8	Taxes	54
ARTICLE VII REPRESENTATIONS AND WARRANTIES OF BUYER		54
7.1	Organization and Good Standing	55
7.2	Authorization of Agreement	55
7.3	Conflicts; Consents of Third Parties	55
7.4	Litigation	56
7.5	Financial Advisors	56
7.6	Financing	56
7.7	Solvency	57
7.8	Investment Representation	57
ARTICLE VIII COVENANTS		58
8.1	Access to Information	58
8.2	Conduct of the Business Pending the Closing	59
8.3	Consents	62
8.4	Regulatory Approvals	62
8.5	Further Assurances	64
8.6	Confidentiality	64
8.7	Indemnification, Exculpation and Insurance	64
8.8	Preservation of Records	67
8.9	Publicity	67
8.10	Employment and Employee Benefits	68
8.11	Financing	70

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8.12	Financing Assistance	71
8.13	Closing Certificate	74
8.14	Escrow Agreement	74
8.15	Restructuring	74
8.16	[Reserved]	74
8.17	Taxes	74
8.18	Exclusive Dealing	76
ARTICLE IX CONDITIONS TO CLOSING		77
9.1	Conditions Precedent to Obligations of Buyer	77
9.2	Conditions Precedent to Obligations of the Company and Seller	78
9.3	Frustration of Closing Conditions	79
ARTICLE X ADDITIONAL AGREEMENTS		79
10.1	No Other Representations	79
10.2	No Survival of Representations, Warranties and Covenants	81
ARTICLE XI MISCELLANEOUS		81
11.1	Remedies	81
11.2	Payment of Transfer Taxes	82
11.3	Expenses	83
11.4	Entire Agreement; Amendments and Waivers	83
11.5	Governing Law; Consent to Jurisdiction	83
11.6	Notices	85
11.7	Severability	86
11.8	Binding Effect; Assignment	86
11.9	Non-Recourse	87
11.10	Provision Respecting Legal Representation	88
11.11	Buyer Obligations	88
11.12	Counterparts	88
11.13	WAIVER OF JURY TRIAL	89

Exhibits:

Exhibit A    –    Form of Escrow Agreement
Exhibit B    –    Calculation of Net Working Capital
Exhibit C    –    Certificate of Merger
Exhibit D    –    Letter of Transmittal
Exhibit E    –    Company Optionholder Participation Agreement
Exhibit F    –    Form of FIRPTA Certificate
Exhibit G    –    Restructuring
Exhibit H    –    Resolutions

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TRANSACTION AGREEMENT
This TRANSACTION AGREEMENT, dated as of May 12, 2014 (this “Agreement”), is by and among VANTIV, INC., a Delaware corporation (“Buyer Corp”), NATIONAL PROCESSING COMPANY, a Nebraska corporation and a majority-owned subsidiary of Buyer Corp (“Buyer Corp Sub”), MARS MERGER SUB, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Buyer Corp Sub (“Buyer LLC Sub”), VANTIV, LLC, a Delaware limited liability company and a majority-owned subsidiary of Buyer Corp (“Buyer Opco”), and SLP III QUICKSILVER FEEDER I, L.P., a Delaware limited partnership (“Seller”) and the owner of all of the issued and outstanding equity interests of SLP III QUICKSILVER FEEDER CORP., a Delaware corporation (“Corporation”), MERCURY PAYMENT SYSTEMS, LLC, a Delaware limited liability company (the “Company”) and SILVER LAKE PARTNERS III DE, L.P., solely in its capacity as agent and attorney-in-fact for the Seller, the Unitholders and Company Optionholders (each as defined herein) (the “Equityholders’ Representative”).
WITNESSETH:
WHEREAS, Seller, directly or indirectly, owns all of the issued and outstanding Corporation Common Stock;
WHEREAS, upon the terms and subject to the conditions hereof, on the Closing Date, Buyer Corp Sub will purchase from Seller, and Seller will sell to Buyer Corp Sub, all of the issued and outstanding Corporation Common Stock;
WHEREAS, upon the terms and subject to the conditions hereof, on the Closing Date and immediately after the Purchase, Buyer LLC Sub will merge with and into the Company, with the Company surviving, and Buyer Corp Sub will thereby acquire all of the issued and outstanding equity interests of the Company, other than those held by the Corporation;
WHEREAS, on or prior to the date hereof, certain ultimate beneficial Unitholders of the Company have executed Selling Unitholder Noncompetition Agreements;
WHEREAS, on or prior to the date hereof, NPC Group, Inc., Buyer Opco and certain other parties have entered into the Tax Receivable Agreement;
WHEREAS, the parties recognize, intend and contemplate that (x) the purchase and sale of the Company pursuant to and in accordance with the terms of this Agreement is the type of transaction contemplated by Section 546(e) of Title 11 of the United States Code, and (y) the parties shall be entitled to the protections afforded thereby; and
WHEREAS, Buyer Corp, Buyer Corp Sub, Buyer LLC Sub, Buyer Opco, Seller, Corporation and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:
ARTICLE I

CERTAIN DEFINITIONS
1.1    Definitions. (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1(a):
“Additional Consideration” means the aggregate amount of all funds (if any) distributed to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders) pursuant to and in accordance with Sections 3.5(f)(iv)(A), 3.5(f)(iv)(B) and 3.5(f)(iv)(C).
“Adjustment Amount” means an amount equal to the cost to Buyer and its Subsidiaries (including the Surviving Company) arising out of any breach of the representation and warranty in the second sentence of Section 5.4(b) that (x) by the terms of the Agreement is not already accounted for in the determination of the Per Unit Portion of the Final Consideration and (y) which is identified prior to Closing.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided that in no event shall the Seller, the Corporation, the Company or any subsidiaries of the Company be considered an Affiliate of any portfolio company of any investment fund affiliated with Silver Lake Group, L.L.C. nor shall any portfolio company of any investment fund affiliated with Silver Lake Group, L.L.C. be considered an Affiliate of the Seller, the Corporation, the Company or any subsidiaries of the Company, except with respect to Section 5.20 or Section 8.2(b)(x).
“Affiliate Agreement” has the meaning set forth in Section 5.20.
“Aggregate Exercise Number” has the meaning set forth in Section 3.5(f)(iv)(C).
“Agreement” has the meaning set forth in the Preamble.
“Assumed Company Option” means each Company Option that is outstanding as of immediately prior to the Effective Time and is either (i) a time-vesting Company Option for which the applicable time-vesting condition is not satisfied as of immediately prior to the Effective Time or (ii) a performance-vesting Company Option for which (x) the applicable performance-vesting condition is deemed to be fully satisfied as of immediately prior to the Effective Time in the manner specified in Section 3.1(b)(iii), and (y) the applicable time-vesting condition is not satisfied as of immediately prior to the Effective Time.

“Bankruptcy Exceptions” has the meaning set forth in Section 5.2.
“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to be closed.
“Buyer” means both the collective reference to Buyer Corp, Buyer Corp Sub, Buyer LLC Sub and Buyer Opco, as well as each of them.
“Buyer Corp” has the meaning set forth in the Preamble.
“Buyer Corp Sub” has the meaning set forth in the Preamble.
“Buyer Documents” has the meaning set forth in Section 7.2.
“Buyer Fundamental Representations” has the meaning set forth in Section 9.2(a).
“Buyer LLC Sub” has the meaning set forth in the Preamble.
“Buyer Material Adverse Effect” means a material and adverse effect on the ability of Buyer to consummate the Transactions.
“Buyer Opco” has the meaning set forth in the Preamble.
“Buyer Plans” has the meaning set forth in Section 8.10(b).
“Buyer Shares” means the Class A common stock, par value $0.00001 per share, of Buyer Corp.
“Card Association” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc., Discover, JCB, American Express, Diners Club, Voyager, Carte Blanche and any other material card association, debit card network or similar entity with whom the Company and/or any of its Subsidiaries may directly or indirectly have a sponsorship agreement.
“Cards” means credit cards, debit cards, stored value cards or similar cards.
“Cash on Hand” has the meaning set forth on Exhibit B attached hereto.
“Catastrophic Data Compromise Event” means any one or more Data Compromises, that occur or become known to Buyer or the Company after the date hereof: (i) of unencrypted Sensitive Data (or encrypted Sensitive Data where the unauthorized Person has the ability to unencrypt such Sensitive Data) of, individually or in the aggregate, more than thirty million (30,000,0000) Cards for which the Company or any of its Subsidiaries provide payment processing services; or (ii) having, or which would reasonably be expected to have, a Material Adverse Effect.
“Certificate of Merger” has the meaning set forth in Section 2.5.
“Class A Units” means all Class A Units of the Company.

“Class B Units” means all Class B Units of the Company.
“Class C Units” means all Class C Units of the Company.
“Closing” has the meaning set forth in Section 2.4.
“Closing Date” has the meaning set forth in Section 2.4.
“Closing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (other than Intercompany Indebtedness) as of 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing.
“Closing Statement” has the meaning set forth in Section 3.5(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the Preamble.
“Company Benefit Plans” has the meaning set forth in Section 5.13(a).
“Company Documents” has the meaning set forth in Section 5.2.
“Company Employees” has the meaning set forth in Section 8.10(a).
“Company Incentive Plan” means the 2010 Unit Incentive Plan, as amended from time to time.
“Company Optionholder Participation Agreement” has the meaning set forth in Section 3.2(d).
“Company Optionholders” means those Persons holding outstanding Company Options immediately prior to the Effective Time.
“Company Options” means all options to acquire Class C Units granted under the Company Incentive Plan.
“Company Registered Intellectual Property” has the meaning set forth in Section 5.11(a).
“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreement” has the meaning set forth in Section 8.6.
“Consideration Escrow Amount” means $3,000,000, as set forth on Exhibit A attached hereto.
“Continuation Period” has the meaning set forth in Section 8.10(a).
“Contract” means any written contract, indenture, note, bond, lease or other legally binding agreement.
“Contracting Parties” has the meaning set forth in Section 11.9.
“Corporate Headquarters Loan” means the $10,000,000 loan facility made pursuant to Construction Loan Agreement entered into on December 31, 2012 by the Company and Alpine Bank to finance construction of the Company’s new corporate headquarters.
“Corporation” has the meaning set forth in the Preamble.
“Corporation Common Stock” means the common stock, par value $0.01 per share, of the Corporation.
“Corporation Percentage” means the percentage of the total Fully Diluted Units of the Company outstanding on the Closing Date held by the Corporation.
“Corporation Units” has the meaning set forth in Section 3.1(a)(ii).
“Credit Facilities” means, collectively, the Senior Secured Credit Facilities and the Corporate Headquarters Loan.
“Data Compromise” means any unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of Sensitive Data from (1) the Company, (2) its Subsidiaries or (3) any third party vendor of the Company or its Subsidiaries that does not have its own Card Association sponsorship agreement (a “Covered Third Party”) that occurs while such Sensitive Data is in the possession or control of the Company, its Subsidiaries or Covered Third Parties (including, without limitation, data residing on or passing through any electronic device, network component, hardware and/or software of the Company, its Subsidiaries or Covered Third Parties, including those developed or provided by third party vendors) (other than any such unauthorized access, unauthorized acquisition, unauthorized disclosure or theft from the Specified Third Party where the applicable Sensitive Data is in the Specified Third Party’s possession or control not solely because of the services the Specified Third Party performs on behalf of the Company or its Subsidiaries and neither the Company nor its Subsidiaries is reasonably likely to have any liability to any Card Association, customer or any other Person with respect to the unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of such Sensitive Data), in each case to the extent that any Sensitive Data of the Company or its Subsidiaries or Sensitive Data of its customers is affected. For purposes of this definition, the “Specified Third Party” is the party listed on Schedule DC.
“Debt Commitment Letter” has the meaning set forth in Section 7.6.

“Debt Financing” means the amounts committed to be funded under the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 8.11, pursuant to the commitments with respect thereto).
“Debt Financing Sources” has the meaning set forth in Section 7.6.
“Dispute Notice” has the meaning set forth in Section 3.5(b).
“Disputed Items” has the meaning set forth in Section 3.5(b).
“DLLCA” has the meaning set forth in Section 2.3.
“Effective Time” has the meaning set forth in Section 2.5.
“Environmental Law” means any applicable Law as in effect on or prior to the Closing Date relating to the protection of the environment, protection of human health and safety as it relates to any harmful or deleterious substances, the handling, use, presence, disposal, release or threatened release or exposure to any harmful or deleterious substances, or protection of natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. App. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.
“Equityholders’ Representative” has the meaning set forth in the Preamble.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under subsection (b), (c), (m) or (o) of Section 414 of the Code.
“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.
“Escrow Agent” means U.S. Bank National Association or such other institution to which the parties mutually agree pursuant to Section 8.14.
“Escrow Agreement” means the escrow agreement to be entered into at, or prior to, Closing by and among Buyer Corp Sub, Seller, Equityholders’ Representative and the Escrow Agent in substantially the form attached hereto as Exhibit A, with such changes thereto as may be reasonably required by the Escrow Agent, as amended from time to time.

“Escrow Amount” means an amount equal to the sum of (i) the Purchase Closing Consideration, (ii) the Unit Closing Consideration, (iii) the Consideration Escrow Amount and (iv) the Vested Company Optionholder Closing Consideration.
“Estimated Closing Statement” has the meaning set forth in Section 3.2(a).
“Estimated Consideration” means (i) $1,650,000,000, plus (ii) Cash on Hand, plus (iii) the aggregate exercise prices of all Vested Company Options outstanding immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)), minus (iv) Closing Indebtedness, minus (v) Transaction Costs, minus (vi) the Adjustment Amount (if any), minus (vii) the Consideration Escrow Amount, minus (viii) the Holdback Amount, plus (ix) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (x) the amount (if any) by which the Net Working Capital Target is in excess of Estimated Net Working Capital, in each case as set forth on the Estimated Closing Statement.
“Estimated Consideration Elements” means, collectively, the following: (i) Cash on Hand; (ii) the aggregate exercise prices of all Vested Company Options outstanding immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)); (iii) Closing Indebtedness; (iv) Transaction Costs; (v) the Adjustment Amount (if any); (vi) Estimated Net Working Capital; and (vii) the Per Unit Portion.
“Estimated Net Working Capital” means the Company’s good faith estimate of the amount of Net Working Capital, based on the books and records of each of the Company and its Subsidiaries.
“Excess Consideration Distribution” has the meaning set forth in Section 3.5(f)(iv).
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Existing Policies” has the meaning set forth in Section 8.7(c).
“Final Closing Statement” has the meaning set forth in Section 3.5(e).
“Final Consideration” means (i) $1,650,000,000, plus (ii) Cash on Hand, plus (iii) the aggregate exercise prices of all Vested Company Options outstanding immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)), minus (iv) Closing Indebtedness, minus (v) Transaction Costs, minus (vi) the Adjustment Amount (if any), plus (vii) the amount (if any) by which Net Working Capital is in excess of the Net Working Capital Target, minus (viii) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital; provided, that as such term is used in Sections 3.5(f)(i), 3.5(f)(ii) and 3.5(f)(iii), the Final Consideration also shall be reduced by the Consideration Escrow Amount and the Holdback Amount.

“Final Consideration Elements” means, collectively, the following: (i) Cash on Hand; (ii) the aggregate exercise prices of all Vested Company Options outstanding immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)); (iii) Closing Indebtedness; (iv) Transaction Costs; (v) the Adjusment Amount (if any), (vi) Net Working Capital; and (vii) the Per Unit Portion.
“Financial Advisor” has the meaning set forth in Section 5.19.
“Financial Statements” has the meaning set forth in Section 5.6(a).
“Foreign Plans” has the meaning set forth in Section 5.13(j).
“Fully Diluted Units” means (A) the number of Units issued and outstanding immediately prior to the Effective Time (other than any Units owned by the Company or its Subsidiaries), plus (B) the number of Class C Units issuable upon the exercise of all Vested Company Options outstanding immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)).
“Fundamental Representations” has the meaning set forth in Section 9.1(a).
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.
“Governmental Body” means any government or governmental or regulatory or administrative body thereof, or political subdivision thereof, whether foreign, European Union, multi-national or other supra-national, national, federal, regional, state or local or any agency, instrumentality, authority, department, commission, board or bureau thereof, or any court, arbitrator, arbitration panel or similar judicial body or any self-regulatory organization.
“Holdback Amount” means $750,000, which shall be used in connection with payments to the Equityholders’ Representative in respect of any Liability, loss, cost or expense incurred by the Equityholders’ Representative in connection with acting as such (including any fees or other amounts payable to the Escrow Agent under the Escrow Agreement).
“Holdback Distribution” has the meaning set forth in Section 3.11(a).
“Holdback Remainder Consideration” means the aggregate amount of all funds (if any) distributed to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders) pursuant to and in accordance with Section 3.11.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness of the Company or any of its Subsidiaries for money borrowed, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (iii) any deferred purchase price obligations, purchase price holdbacks or adjustments, earn-outs and other contingent consideration payable under any acquisition agreement or similar agreement in connection with the acquisition of any Person or business or any assets of any Person, (iv) all obligations of the Company or any of its Subsidiaries pursuant to securitization or factoring programs or arrangements (v) all obligations in respect of letters of credit, bankers’ acceptances and similar contractual obligations issued for the account of the Company or any of its Subsidiaries), (vi) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP, (vii) the aggregate net amount of cash payment obligations of the Company and its Subsidiaries under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof and (viii) any indebtedness of a Person of a type that is referred to in clauses (i) through (vii) above which is (A) guaranteed by the Company or any of its Subsidiaries, (B) in respect of which the Company or any of its Subsidiaries pledges its assets or provides any other credit support, or (C) in the event that the Company or any of its Subsidiaries has promised to maintain or cause to be maintained the financial position or financial covenants of such Person or to purchase such indebtedness of such Person, together, in the case of each of the foregoing, with all accrued and unpaid interest, premiums, penalties, breakage costs, make-whole amounts and other fees and expenses (if any) relating thereto.
“Indemnitees” has the meaning set forth in Section 8.7(a).
“Independent Accountant” means Ernst & Young LLP or, if they are unable or unwilling to serve, such other firm of independent accountants of national standing (other than Deloitte & Touche LLP) to which the parties mutually agree in writing.
“Insurance Cap” has the meaning set forth in Section 8.7(d).
“Intellectual Property” means all intellectual property rights existing anywhere in the world associated with all: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship and moral rights (collectively, “Copyrights”), (iv) Software, and (v) trade secrets, discoveries, concepts, ideas, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).
“Intercompany Indebtedness” means Indebtedness between the Company and any wholly-owned Subsidiary or between wholly-owned Subsidiaries of the Company.
“IRS” means the United States Internal Revenue Service.

“Knowledge of Buyer” means the actual knowledge of Charles Drucker, Mark Heimbouch, Adam Coyle or Ned Greene, in each case after inquiry reasonable in the context of this Agreement.
“Knowledge of the Company” means the actual knowledge of those Persons identified on Schedule 1.1(a), in each case after inquiry reasonable in the context of this Agreement.
“Law” means any law, common law, statute, code, ordinance, rule, regulation or Order, of any Governmental Body.
“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, charges, complaints, investigations or other proceedings (public or private) by or before a Governmental Body.
“Letter of Transmittal” has the meaning set forth in Section 3.2(c).
“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, asserted or unasserted, due or to become due, accrued or unaccrued or liquidated or unliquidated).
“Lien” means any lien, pledge, mortgage, deed of trust, security interest, easement, servitude or other similar encumbrance.
“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof (i) commencing on the date Buyer shall have received the Required Financial Information, (ii) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 9.1(a), 9.1(b), or 9.1(c) to fail to be satisfied, assuming the Closing were to be scheduled for any time during such twenty (20) Business Day period and (iii) during the last three (3) Business Days of such twenty (20) Business Day period, the conditions set forth in Section 9.1(d) shall have been satisfied; provided that (x) the Marketing Period in any event shall end on any earlier date on which the Debt Financing is consummated and (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) Business Day Period, (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements included in the Required Financial Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Ernst & Young LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Buyer or (B) the Company shall have publicly announced any intention to or the Company or its auditors shall have determined to restate any financial statements included in the Required Financial Information, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended. Notwithstanding anything to the contrary herein, (x) if the Marketing Period has not ended prior to August 15, 2014, it shall be deemed not to have commenced until after September 3, 2014 and (y) the Marketing Period shall exclude July 4, 2014 and the days from and including May 23, 2014 to and including May 26, 2014.

“Material Adverse Effect” means an effect, event, change, occurrence, development or circumstance that (i) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, tangible and intangible assets and other rights, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, or (ii) would or would reasonably be expected to have a material adverse effect on the ability of the Seller or the Company to consummate the Transactions; provided, however, that no effect, event, change, occurrence, development or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect under clause (i): (A) operating, business, regulatory or other conditions generally affecting the industries in which the Company and its Subsidiaries operate; (B) general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, natural disasters or other acts of nature occurring after the date hereof; (D) changes after the date hereof in global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) the announcement of this Agreement or any action taken or omitted to be taken by the Company or any of its Subsidiaries at the express written request or with the express prior written consent of Buyer; (F) any change in Laws or GAAP or other applicable accounting rules, or their interpretations thereof required to be adopted by the Company and its Subsidiaries; (G) any failure by the Company or any of its Subsidiaries to meet projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence, development or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (G); and (H) any change in the credit rating of the Company or any of its Subsidiaries or Buyer or any of its Affiliates (provided, however, that any effect, event, change, occurrence, development or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (H); provided that any effect, event, change, fact, occurrence, development or circumstance arising out of or resulting from events described in any of the foregoing clauses (A), (B), (C), (D) or (F) may constitute and be taken into account in determining whether there has been a Material Adverse Effect to the extent such events have a disproportionate adverse effect on the Company or any of the Company’s Subsidiaries, taken as a whole, in relation to other companies and businesses participating in the same industry as, the Company and its Subsidiaries.
“Material Contracts” has the meaning set forth in Section 5.12(a).
“Materials of Environmental Concern” means any material, substance or waste characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant” or “contaminant,” including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material, or toxic mold.
“Merchant” means any customer for whom the Company or any of its Subsidiaries, directly or indirectly, provides or arranges to provide payment processing services.

“Members Agreement” means that Members Agreement, dated as of April 30, 2010 by and among SL Quicksilver LLC, MPS 1, Inc. (f/k/aMercury Payment Systems, Inc.), Mercury Payments Systems, LLC and Mercury Payment Systems II, LLC.
“Merger” has the meaning set forth in Section 2.3.
“Morgan Lewis” means Morgan Lewis & Bockius LLP.
“Net Working Capital” means (i) the Specified Current Assets, minus (ii) the Specified Current Liabilities, in each case, as of 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing and as determined in accordance with Exhibit B attached hereto.
“Net Working Capital Target” has the meaning set forth on Exhibit B attached hereto.
“Non-Party Affiliates” has the meaning set forth in Section 11.9.
“Option Exchange Ratio” means the quotient (rounded to four decimal places) of (i) the Unit Closing Consideration, divided by (ii) the average closing price per Buyer Share on the New York Stock Exchange for the ten (10) consecutive trading days ending with, and including, the trading day immediately preceding the Closing Date.
“Order” means any order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award of a Governmental Body of competent jurisdiction.
“Organizational Documents” means, with respect to any Person that is a corporation, its articles or certificate of incorporation or memorandum and articles of association, as the case may be, and bylaws; with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement (and in the case of the Company, the Members Agreement); with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document; and with respect to any other Person, its comparable organizational documents, in each case, as has been amended or restated.
“Outside Date” has the meaning set forth in Section 4.1(a).
“Owned Real Property” means the land and improvements thereon owned by the Company or any Subsidiary.
“Payment Card Industry Data Security Standard” shall mean the information security standard, developed by the founding payment brands of the PCI Security Standards Council (including Visa, MasterCard, Discover, American Express, and JCB International) and applicable to organizations that handle payment and/or personal information.
“Payoff Amount” has the meaning set forth in Section 8.12(a).
“Payoff Letter” has the meaning set forth in Section 8.12(a).

“Per Unit Portion” means, as of the time of determination, a fraction (i) the numerator of which is one (1), and (ii) the denominator of which is equal to the number of Fully Diluted Units.
“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.
“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters that are disclosed by an inspection, survey or title report or other similar report or policies of title insurance delivered or made available to Buyer prior to the date hereof; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet due or payable or the amount or validity of which is being contested in good faith and the appropriate amount of which have been properly reserved in accordance with GAAP; (iii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar Liens arising or incurred in the ordinary course of business for amounts which are not yet due and payable or the amount or validity of which is being contested in good faith and the appropriate amount of which have been properly reserved in accordance with GAAP; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Body, none of which, individually or in the aggregate, materially and adversely impact the value of the property or the continued use and operation of the affected property; (v) title of a lessor under a capital or operating lease; (vi) purchase money liens and liens securing rental payments under capital lease arrangements; (vii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (viii) any Liens set forth on Schedule 1.1(c) and (ix) other Liens arising in the ordinary course of business (and not incurred in connection with the borrowing of money or in connection with Taxes, assessments or other governmental charges, mechanics’, carriers’, workers’, repairers’, landlords’ and similar liens, zoning, building codes, entitlement or other land use and environmental regulations).
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Pre-Closing Income Tax Return” has the meaning Section 8.17.
“Purchase” has the meaning set forth in Section 2.2.
“Purchase Closing Consideration” has the meaning set forth in Section 2.2.
“Purchase Consideration” has the meaning set forth in Section 2.2.
“Real Property Leases” has the meaning set forth in Section 5.10(c).
“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, attorney, accountant, agent, employee, consultant, financial advisor or other authorized representative of such Person.
“Required Amount” has the meaning set forth in Section 7.6.

“Required Financial Information” has the meaning set forth in Section 8.12(a).
“Resolution Period” has the meaning set forth in Section 3.5(c).
“Resolved Matters” has the meaning set forth in Section 3.5(c).
“Restricted Unit” means each Class C Unit that is outstanding as of immediately prior to the Effective Time and is subject to a time-vesting restriction that is not satisfied as of immediately prior to the Effective Time.
“Restructuring” has the meaning set forth in Section 8.15.
“Review Period” has the meaning set forth in Section 3.5(b).
“S-Corp” means MPS 1, Inc.
“S-Corp Director” has the meaning set forth in Section 8.7(e).
“Schedules” has the meaning set forth in ARTICLE V.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller” has the meaning set forth in the Preamble.
“Seller Documents” has the meaning set forth in Section 6.2.
“Selling Unitholder Noncompetition Agreements” shall mean those Selling Unitholder Noncompetition Agreements entered into by and between Buyer Corp and certain counterparties thereto as of the date hereof.
“Senior Secured Credit Facilities” means the senior secured credit facilities pursuant to that certain Credit Agreement, dated as of July 1, 2011, among the Company, Deutsche Bank Trust Company Americas, as administrative agent, and the other parties thereto, as amended on March 29, 2012 and October 26, 2012.
“Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.
“Service Provider” has the meaning set forth in Section 5.13(a).
“SLP Director” has the meaning set forth in Section 8.7(d).
“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code,

(ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iii) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Solvency” has the meaning set forth in Section 7.7.
“Solvent” has the meaning set forth in Section 7.7.
“Specified Current Assets” has the meaning set forth on Exhibit B attached hereto.
“Specified Current Liabilities” has the meaning set forth on Exhibit B attached hereto.
“Specified Units” has the meaning set forth in Section 3.11(a)(iii).
“STB” means Simpson Thacher & Bartlett LLP.
“Subsidiary” means any Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Company or (ii) with respect to which the Company or any of its Subsidiaries is a general partner or managing member.
“Surviving Company” has the meaning set forth in Section 2.3.
“Tax Receivable Agreement” means that certain tax receivable agreement among NPC Group, Inc., Buyer Opco, Silver Lake Partners III DE, L.P., SLP III Quicksilver Feeder I, L.P., Silver Lake Technology Investors III, L.P., S-Corp and Mercury Payment Systems II, LLC, dated as of the date hereof, and for the benefit of the Vested Company Optionholders set forth on a schedule thereto.
“Tax Return” means all returns, declarations, reports, estimates, information returns and statements filed or required to be filed in respect of any Taxes and any schedules or attachments thereto and amendments thereof.
“Taxes” means (i) all foreign, national, federal, regional, state or local taxes, or other similar governmental charges, fees, imposts, levies or assessments in any jurisdiction, whether disputed or not, including all income, gross receipts, capital, sales, use, ad valorem, value added, alternative or add-on minimum, transfer, registration, franchise, profits, inventory, capital stock, capital gains, license, withholding, payroll, employment, social security (or similar, including FICA), unemployment, disability, excise, severance, stamp, occupation, escheat, real property, personal property, estimated taxes and customs duties, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means any Governmental Body or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, or imposition of taxes.
“Top Dealer Referral Partner” has the meaning set forth in Section 5.21(a).
“Top Developer Referral Partner” has the meaning set forth in Section 5.21(a).
“Top Merchant” has the meaning set forth in Section 5.21(a).
“Top Vendor” has the meaning set forth in Section 5.21(a).
“Transaction Costs” means, in each case solely to the extent not paid by 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing and without duplication of amounts taken into account in Specified Current Liabilities, (i) the fees and expenses payable by the Corporation, the Company or any of its Subsidiaries to the Financial Advisor in connection with this Agreement and the Transactions, (ii) the fees and expenses payable by the Corporation, the Company or any of its Subsidiaries to STB, Morgan Lewis and any other attorneys engaged by the Corporation, the Company or any of its Subsidiaries in connection with this Agreement and the Transactions and (iii) the fees and expenses payable by the Corporation, the Company or any of its Subsidiaries to outside accountants or other advisors incurred in connection with this Agreement and the Transactions, but excluding for purposes of this definition (A) all fees and expenses incurred by the Corporation, the Company or any of its Subsidiaries for which Buyer is responsible for paying pursuant to Section 8.12 and (B) all Indebtedness. For the avoidance of doubt, it is understood that this definition shall not include any fees or expenses incurred by Buyer and/or any of its respective Affiliates and/or any of its respective financial advisors, attorneys, accountants, advisors, consultants or other Representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Corporation, the Company or any of its Subsidiaries.
“Transactions” means, collectively, the transactions and the other agreements contemplated hereby, including the Restructuring, the Purchase and the Merger.
“Transfer Taxes” has the meaning set forth in Section 11.2.
“Unaudited Financial Statements” has the meaning set forth in Section 5.6(a).
“Unit Merger Consideration” has the meaning set forth in Section 3.1(a)(iii).
“Unit Closing Consideration” has the meaning set forth in Section 3.1(a)(iii).
“Unitholders” means those Persons holding outstanding Units immediately prior to the Effective Time.
“Units” means the collective reference to the Class A Units, Class B Units and Class C Units of the Company, or to any of them.

“Unresolved Matters” has the meaning set forth in Section 3.5(c).
“U.S. Benefit Plan” has the meaning set forth in Section 5.13(a).
“Vested Company Option” means each Company Option that is outstanding as of immediately prior to the Effective Time and is either (i) a time-vesting Company Option for which the applicable time-vesting condition is satisfied as of immediately prior to the Effective Time, or (ii) a performance-vesting Company Option for which the applicable performance-vesting condition is deemed to be fully satisfied in the manner specified in Section 3.1(b)(iii) and the applicable time-vesting condition has been satisfied as of immediately prior to the Effective Time.
“Vested Company Option Consideration” has the meaning set forth in Section 3.1(b)(i).
“Vested Company Optionholder Additional Consideration” has the meaning set forth in Section 3.1(b)(i).
“Vested Company Optionholder Closing Consideration” has the meaning set forth in Section 3.1(b)(i).
“Vested Company Optionholder Holdback Remainder Consideration” has the meaning set forth in Section 3.1(b)(i).
“Vested Company Optionholders” means those Persons holding Vested Company Options.
“Willful Breach” has the meaning set forth in Section 4.3.
(b)    Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:
(i)    Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(ii)    Dollars. Any reference in this Agreement to “Dollars” or “$” shall mean United States dollars.
(iii)    Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to Dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meanings given to such terms in this Agreement.
(iv)    Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
(v)    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
(vi)    Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(vii)    Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(viii)    Or. The word “or” is not exclusive, unless the context otherwise requires.
(c)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II

THE PURCHASE AND THE MERGER
2.1    The Restructuring. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and immediately prior to the Purchase, Seller, the Company and their respective Affiliates shall complete the Restructuring in accordance with Section 8.15 hereof.
2.2    The Purchase.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and immediately following the Restructuring and immediately prior to the Merger, Buyer Corp Sub will purchase and acquire from the Seller, and the Seller will sell, assign, transfer and convey to Buyer Corp Sub, free and clear of all Liens (other than any transfer restrictions under applicable securities Laws), all of the issued and outstanding Corporation Common Stock in exchange for the right to receive an amount of cash equal to the following (collectively, the “Purchase Consideration”): (1) the Corporation Percentage of the Estimated Consideration payable as provided in Section 3.2 (the “Purchase Closing Consideration”), (2) the Corporation Percentage of the Additional Consideration (if any) and (3) the Corporation Percentage of the Holdback Remainder Consideration (if any), in each case, without interest (the “Purchase”).
(b)    On the Closing Date and immediately prior to the Purchase, Seller shall deposit with the Escrow Agent the stock certificate (or certificates) representing all issued and outstanding Corporation Common Stock, accompanied by a duly executed stock power with all required stock transfer tax stamps affixed thereto.
2.3    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and immediately following the Purchase, and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”), Buyer LLC Sub shall be merged with and into Company at the Effective Time (the “Merger”). Following the Effective Time, the separate corporate existence of Buyer LLC Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and an direct wholly-owned Subsidiary of Buyer Corp Sub and shall succeed to and assume all the rights and obligations of Buyer LLC Sub in accordance with the DLLCA.
2.4    Closing. Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 (or the written waiver thereof by the party entitled to waive any such condition), the closing of the Transactions (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017 at 10:00 a.m. New York time on the third Business Day after satisfaction or waiver of each condition to the Closing set forth in Sections 9.1 and 9.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another date and/or place is agreed to in writing by the parties hereto; provided, however, that in no event shall Buyer be obligated to consummate the Closing prior to the third Business Day immediately following the final day of the Marketing Period (or such date during the Marketing Period specified by Buyer on at least three (3) Business Days written notice to the Company). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
2.5    Effective Time. Subject to the provisions of this Agreement, immediately following the Purchase, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware, a certificate of merger with respect to the Merger in substantially the form attached hereto as Exhibit C (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DLLCA. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Buyer and the Company shall reasonably agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
2.6    Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DLLCA.

2.7    Organizational Documents. Effective upon the Effective Time, the restated certificate of formation of the Company shall be amended and restated in a form designated by Buyer prior to the Closing and as so amended shall be the certificate of formation of the Surviving Company until amended in accordance with applicable Law. Effective upon the Effective Time, the limited liability company agreement of Buyer LLC Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until amended in accordance with applicable Law.
2.8    Directors. The directors of Buyer LLC Sub at the Effective Time shall be the initial directors of the Surviving Company and shall hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
2.9    Officers. The officers of Buyer LLC Sub at the Effective Time shall be the initial officers of the Surviving Company and shall hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
ARTICLE III

EFFECTS OF THE MERGER ON EQUITY INTERESTS OF THE CONSTITUENT CORPORATIONS
3.1    Effects of the Merger on the Units and Company Options.
(a)    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Unitholder or holder of any membership interest, or rights to acquire or receive payment in respect of any membership interest, of the Company, its Subsidiaries, or Buyer:
(i)    Units of Buyer LLC Sub. The issued and outstanding membership interests of Buyer LLC Sub shall automatically be converted into and become, in the aggregate, a number of validly issued, fully paid and nonassessable, membership interests of the Surviving Company equal to the number of outstanding Units of the Company immediately prior to the Closing less the Specified Units.
(ii)    Cancellation of Certain Units. Each Unit of the Company that is owned by (A) the Company or its Subsidiaries or (B) any of Buyer Corp, Buyer Corp Sub, Buyer LLC Sub or their respective Affiliates (other than those indirectly owned by Buyer Corp Sub through the Corporation (the “Corporation Units”) which shall be treated as provided in Section 3.1(a)(iii)(B) below) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)    Conversion of Certain Units. (A) Each issued and outstanding Unit of the Company (other than (x) the Corporation Units and (y) Units to be cancelled in accordance with Section 3.1(a)(ii), together the “Specified Units”), shall be converted into and shall thereafter represent the right of the holder thereof to receive an amount in cash equal to the following (collectively, the “Unit Merger Consideration”): (1) the Per Unit Portion of the Estimated Consideration payable as provided in Section 3.2 (the “Unit Closing Consideration”), (2) the Per Unit Portion of the Additional Consideration (if any) and (3) the Per Unit Portion of the Holdback Remainder Consideration, in each case, without interest; and at the Effective Time, all the Units issued and outstanding immediately prior to the Effective Time (other than the Corporation Units) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Unitholder (other than the Corporation) shall cease to have any rights with respect to such Units except (in the case of such Unitholders other than the holders of Specified Units) the right to receive the Unit Merger Consideration; and (B) each Corporation Unit shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable, membership interest(s) of the Surviving Company.
(b)    Treatment of Company Options.
(i)    Vested Company Options. Each Vested Company Option shall be cancelled and terminated as of the Effective Time, and converted into the right of the Vested Company Optionholder thereof to receive the following (collectively, the “Vested Company Option Consideration”):
(A)    an amount in cash equal to the product of (1) the excess (if any) of (x) the Per Unit Portion of the Estimated Consideration over (y) the applicable exercise price per Class C Unit issuable under such Vested Company Option, multiplied by (2) the number of Class C Units subject to such Vested Company Option (the “Vested Company Optionholder Closing Consideration”);
(B)    an amount in cash equal to the product of (1) the number of Class C Units subject to such Vested Company Option multiplied by (2) the excess, if any, of (x) the sum of the Per Unit Portion of the Additional Consideration (if any) plus the Per Unit Portion of the Estimated Consideration over (y) the sum of the applicable exercise price per Class C Unit issuable under such Vested Company Option plus the amount, if any, of the excess described in clause (A)(1) of this Section 3.1(b)(i) (the “Vested Company Optionholder Additional Consideration”); and
(C)    an amount in cash equal to the product of (1) the number of Units subject to such Vested Company Option multiplied by (2) the excess, if any, of (x) the sum of the Per Unit Portion of Holdback Remainder Consideration (if any) plus the Per Unit Portion of the Additional Consideration (if any) plus the Per Unit Portion of the Estimated Consideration over (y) the sum of the applicable exercise price per Class C Unit issuable under such Vested Company Option plus the amount, if any, of the excess described in clause (A)(1) of this Section 3.1(b)(i) plus the amount, if any, of the excess described in clause (B)(2) of this Section 3.1(b)(i) (the “Vested Company Optionholder Holdback Remainder Consideration”).
For the avoidance of doubt, no Company Optionholder holding a Company Option that is outstanding immediately prior to the Effective Time and has an exercise price per Unit that is equal to or greater than the Per Unit Portion of the Estimated Consideration shall be entitled to any payment with respect to such Vested Company Option before or after the Effective Time and all such Company Options shall be cancelled for no consideration at the Effective Time. Except as otherwise agreed to in writing by Buyer and a Company Optionholder with respect to any of such Company Optionholder’s Vested Company Options, subject to compliance by each Company Optionholder with Section 3.2(d), all payments of (i) Vested Company Optionholder Closing Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Company to such Company Optionholder no later than the next applicable payroll payment date of the Company following the later of the Effective Time and the date that such Company Optionholder delivers a duly completed and executed Company Optionholder Participation Agreement, but in no event sooner than five (5) Business Days after the Effective Time, (ii) any Vested Company Optionholder Additional Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Company to such Company Optionholder as soon as reasonably practicable after the later of the date the Surviving Company receives such Vested Company Optionholder Additional Consideration (if any) pursuant to Section 3.5(f)(iv)(C) and the date that such Company Optionholder delivers a duly completed and executed Company Optionholder Participation Agreement, but in any event within ten (10) Business Days thereafter, (iii) any Vested Company Optionholder Holdback Remainder Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Company to such Company Optionholder as soon as reasonably practicable after the later of the date the Surviving Company receives such Vested Company Optionholder Holdback Remainder Consideration (if any) pursuant to Section 3.11(a)(iii) and the date that such Company Optionholder delivers a duly completed and executed Company Optionholder Participation Agreement, but in any event within ten (10) Business Days thereafter.
(ii)    Assumed Company Options. Each Assumed Company Option shall be assumed by Buyer at the Effective Time in accordance with this Section 3.1(b)(ii) (subject to compliance by each Company Optionholder with Section 3.2(d)). Each Assumed Company Option shall continue to have, and be subject to, the same material terms and conditions as are in effect immediately prior to the Effective Time (including the applicable time-vesting conditions and such other terms and conditions relating to vesting and forfeiture as are set forth in the Company Incentive Plan and the applicable award agreement with respect to such Assumed Company Option with the time vesting schedule to apply as set forth in Section 3.1(b)(iii)), except (x) as provided in Section 3.1(b)(iii), (y) such Assumed Company Option thereafter shall be or become in accordance with its terms exercisable for that number of whole Buyer Shares equal to the product (rounded down to the next whole number of Buyer Shares) of (i) the number of Units that would have been issuable upon exercise of such Assumed Company Option immediately prior to the Effective Time (assuming, solely for this purpose, that such Assumed Company Option was vested and exercisable immediately prior to the Effective Time) multiplied by (ii) the Option Exchange Ratio, and the per share exercise price for the Buyer Shares issuable upon exercise of such Assumed Company Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing (i) the per share exercise price of such Assumed Company Option immediately prior to the Effective Time by (ii) the Option Exchange Ratio and (z) such Assumed Company Option shall not be eligible to vest and become exercisable following the Closing unless and until the applicable Company Optionholder delivers a duly completed and executed Company Optionholder Participation Agreement.

(iii)    Waiver of Performance-Based Vesting Conditions. With respect to the Company Options that are subject to a performance-based vesting condition and outstanding immediately prior to the Effective Time, such performance-vesting condition shall be waived, and thereby be deemed to have been fully satisfied such that one hundred percent (100%) of such outstanding Company Options are deemed to be earned, as of immediately prior to the Effective Time. For the avoidance of doubt, the time-vesting condition applicable to each such earned performance-vesting Company Option, which provides for time vesting on the same schedule that applies to a time-vesting Company Option granted concurrently with such earned performance-vesting Company Option, shall continue to apply.
(c)    Treatment of Restricted Units. Immediately prior to the Effective Time, each Restricted Unit shall vest in full and be treated in the same manner as all other Units under this Agreement.
(d)    Board of Managers’ Action. Prior to the Effective Time, the Board of Managers of the Company, or the compensation committee thereof, as applicable, shall take all actions necessary to effectuate the treatment of the Company Options and Restricted Units as set forth in this Agreement.
3.2    Consideration.
(a)    Determination of Estimated Consideration. No later than five(5) Business Days before the Closing Date, the Company shall deliver to Buyer Corp a statement (the “Estimated Closing Statement”), certified by the Company’s chief financial officer, setting forth the Company’s good faith calculation of (i) the aggregate amount of the Estimated Consideration and (ii) each of the Estimated Consideration Elements, together with reasonable supporting detail. The Estimated Closing Statement shall be prepared in a manner consistent with the terms of this Agreement, including Exhibit B attached to this Agreement with respect to Estimated Net Working Capital. The Company shall consider in good faith any objections delivered by Buyer to the Company not less than three (3) Business Days prior to the Closing Date relating to the Estimated Closing Statement or the Company’s calculation of the Estimated Consideration or Estimated Consideration Elements and to the extent agreed by the Company acting in good faith, amend such calculations in light of any such agreement no later than one (1) Business Day prior to the Closing Date.
(b)    Payment of Closing Payments, Holdback Amount.
(i)    On, or prior to, the Closing Date and prior to the Purchase, Buyer Corp and Buyer Opco shall deposit, or cause to be deposited, an amount to be held in the Escrow Account equal to the Escrow Amount. Such funds shall be managed, and held in trust, by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.
(ii)    At the Closing, the Escrow Agent, as paying agent on behalf of Buyer and Buyer Opco, and upon receipt of a joint written instruction which Buyer and Seller agree to deliver at, or prior to, the Closing, shall deliver promptly from the Escrow Account, by wire transfer of immediately available funds, and in accordance with this Agreement and the Escrow Agreement, to Seller, the Purchase Closing Consideration, to one or more accounts designated in writing by Seller prior to the Closing.
(iii)    At the Closing, the Escrow Agent, on behalf of Seller and upon receipt of a joint written instruction which Buyer and Seller agree to deliver at, or prior to, the Closing, shall deliver to Buyer Corp Sub the stock certificate (or certificates) representing all issued and outstanding Corporation Common Stock, accompanied by a duly executed stock power with all required stock transfer tax stamps affixed thereto.
(iv)    At the Closing, the Escrow Agent, as paying agent on behalf of Buyer and upon receipt of a joint written instruction which Buyer and the Company agree to deliver at, or prior to, the Closing, shall deliver promptly from the Escrow Account, by wire transfer of immediately available funds, and in accordance with this Agreement and the Escrow Agreement to each Unitholder that holds Units (other than the Specified Units) immediately prior to the Effective Time and who delivers a duly completed and executed Letter of Transmittal an amount equal to the aggregate Unit Closing Consideration in respect of such Units, to the account of such Unitholder identified in the Letter of Transmittal for such Unitholder. Such amount shall be paid to each such Unitholder at the Closing for Unitholders that have delivered a duly completed and executed Letter of Transmittal to the Escrow Agent at least five (5) Business Days prior to the Closing Date, or promptly (and in any event within five (5) Business Days) following the later of the Closing and receipt of a duly completed and executed Letter of Transmittal for Unitholders that have not delivered a duly completed and executed Letter of Transmittal to the Escrow Agent at least five (5) Business Days prior to the Closing Date.
(v)    At the Closing, the Escrow Agent, as paying agent on behalf of Buyer and Buyer Opco, and upon receipt of a joint written instruction which Buyer and Seller agree to deliver at, or prior to, the Closing, shall deliver promptly from the Escrow Account, by wire transfer of immediately available funds, and in accordance with this Agreement and the Escrow Agreement, to the Company, the Vested Company Optionholder Closing Consideration for disbursement to the Vested Company Optionholders pursuant to Section 3.1(b)(i).
(vi)    At the Closing, Buyer Corp and Buyer Opco shall deliver, or cause to be delivered, to the Equityholders’ Representative an amount equal to the Holdback Amount to be held by the Equityholders’ Representative in accordance with the terms of this Agreement.
(c)    Exchange Procedures for Unitholders. As soon as reasonably practicable after the date hereof, the Company shall mail or otherwise deliver to each anticipated Unitholder (other than holders of the Specified Units) a Letter of Transmittal, substantially in the form of Exhibit D attached hereto (the “Letter of Transmittal”), which for the avoidance of doubt, shall include the obligation of each Unitholder to agree to Sections 3.7, 3.8, 3.9, and 3.10 of this Agreement. Upon the delivery of any duly completed and executed Letter of Transmittal to the Escrow Agent and the consummation of the Merger, each such Unitholder shall be entitled to receive, subject to the terms and conditions hereof, the Unit Merger Consideration in respect of its, his or her Units. On the date that is five (5) Business Days prior to the anticipated Closing, the Company shall contact each Company Optionholder who has not returned an executed copy of his or her Company Optionholder

Participation Agreement prior to that date and request that Company Optionholder to return an executed Company Optionholder Participation Agreement to the Company by the Closing Date.
(d)    Exchange Procedures for Company Optionholders. As soon as reasonably practicable after the date hereof, the Company shall mail or otherwise deliver to each Company Optionholder a Company Optionholder Participation Agreement, substantially in the form of Exhibit E attached hereto (the “Company Optionholder Participation Agreement”), which for the avoidance of doubt, shall include the obligation of each Company Optionholder, as applicable, to agree to the treatment of the Company Options consistent with Sections 3.1, 3.7, 3.8, 3.9, and 3.10 of this Agreement. Upon delivery of any duly completed and executed Company Optionholder Participation Agreement to the Company, and the consummation of the Transactions described herein, each Vested Company Optionholder shall be entitled to receive, subject to the terms and conditions hereof, the Vested Company Option Consideration (if any) in respect of his or her Vested Company Options in accordance with Section 3.1(b)(i) and each holder of Assumed Company Options shall be entitled to have his or her Assumed Company Options be treated in accordance with Section 3.1(b)(ii).
(e)    No Further Ownership Rights in the Units. All cash paid for the Units (other than the Specified Units) in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Units; provided that, for the avoidance of doubt, the foregoing shall in no way limit the obligations of any party under the Tax Receivable Agreement.
(f)    No Liability. None of Buyer Corp, Buyer Corp Sub, Buyer LLC Sub, Buyer Opco, Seller, Corporation, the Company, any Subsidiary of the Company, the Equityholders’ Representative or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    At the Effective Time, Unitholders and Vested Company Optionholders shall also become entitled to receive payments pursuant to the terms of the Tax Receivable Agreement.
3.3    Transaction Costs. Simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, Buyer Corp and Buyer Opco shall pay, or cause to be paid, the Transaction Costs in accordance with wire transfer instructions provided by each payee thereof at least three (3) Business Days prior to the Closing Date.
3.4    Certain Indebtedness. Simultaneously with the Closing, Buyer Corp and Buyer Opco shall repay, or cause to be repaid (including, at the option of Buyer, by providing the required funds to the Company), any outstanding amount of Indebtedness of the Company and its Subsidiaries pursuant to the Credit Facilities by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in the Payoff Letters related thereto.

3.5    Post-Closing Determination of Final Consideration.
(a)    From and after Buyer’s delivery of the Closing Statement until the determination of the Final Closing Statement pursuant to this Section 3.5, Buyer and the Surviving Company shall, and shall cause their respective Subsidiaries to, permit the Equityholders’ Representative and its Representatives reasonable access to the personnel, accountants and properties of the Surviving Company and their Subsidiaries and to all of the books, records, contracts and other documents (including auditor’s work papers) of the Surviving Company and their Subsidiaries (with the right to make copies) that are or could reasonably be relevant to the calculations set forth in the Closing Statement, a Dispute Notice or otherwise related to the negotiation and/or resolution of the Final Closing Statement, in each case during business hours upon reasonable advance notice.
(b)    Following the Closing, Buyer Corp shall prepare a good faith calculation of (i) the Final Consideration, (ii) the Final Consideration Elements and (iii) the Additional Consideration (if any). The calculations described under the foregoing clauses (i), (ii) and (iii) are collectively referred to herein as the “Closing Statement”. Buyer Corp shall deliver the Closing Statement, together with reasonable supporting detail as to each of the calculations (including with respect to the Final Consideration Elements) set forth in the Closing Statement, to the Equityholders’ Representative no later than ninety (90) days following the Closing Date. The Closing Statement shall be prepared in a manner consistent with the terms of this Agreement, including Exhibit B attached to this Agreement with respect to Net Working Capital. The Closing Statement shall be final and binding on all parties unless the Equityholders’ Representative gives Buyer Corp written notice (a “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”) with reasonable supporting detail as to such Disputed Items, within thirty (30) days after receipt of the Closing Statement (such period, the “Review Period”). In the event the Equityholders’ Representative fails to give Buyer Corp a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Buyer Corp in writing that the Equityholders’ Representative has no disputes or objections to the Closing Statement, payments shall be made by the Escrow Agent in accordance with Section 3.5(f).
(c)    Buyer Corp and the Equityholders’ Representative shall, for a period of thirty (30) days (or such longer period as Buyer Corp and the Equityholders’ Representative may agree in writing) following delivery of a Dispute Notice to Buyer Corp (the “Resolution Period”), attempt in good faith to resolve their differences (all such discussions and communications related thereto shall (unless otherwise agreed by Buyer Corp and the Equityholders’ Representative in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and any such resolution by them as to any Disputed Items shall be final and binding on all parties. Any Disputed Items agreed to by Buyer Corp and the Equityholders’ Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Equityholders’ Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters.” Any Resolved Matters shall be final and binding on all parties, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice. If at the end of the Resolution Period, Buyer Corp and the Equityholders’ Representative have been unable to resolve all differences that they may have with respect to the matters specified in the Dispute Notice, either of Buyer Corp or the Equityholders’ Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant. If one or more Unresolved Matters are submitted to the Independent Accountant for resolution, Buyer Corp and the Equityholders’ Representative shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement will waive and cause its controlling Affiliates (excluding any portfolio company of any investment fund affiliated with Silver Lake Group, L.L.C.) to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.5. Within ten (10) days after the Independent Accountant has been retained, each of Buyer and the Equityholders’ Representative shall furnish, at its own expense, to the Independent Accountant and substantially simultaneously to the other a written statement of its position with respect to each Unresolved Matter. Within five (5) Business Days after the expiration of such ten (10) day period, each of Buyer Corp and the Equityholders’ Representative may deliver to the Independent Accountant its response to the other’s position on each Unresolved Matter; provided that it delivers a copy thereof substantially simultaneously to the other. With each submission, each of Buyer Corp and the Equityholders’ Representative may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant; provided that it delivers a copy thereof substantially simultaneously to the other. The Independent Accountant may, at its discretion, conduct one or more conferences (whether in person or by teleconference) concerning the disagreement and each of Buyer Corp and the Equityholders’ Representative shall have the right to present additional documents, materials and other information and to have present its Representatives at such conferences.
(d)    The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.5(c) acting as an expert in accounting and not as a valuation expert, render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit B attached to this Agreement with respect to Net Working Capital. The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Buyer Corp and the Equityholders’ Representative, which shall include the Independent Accountant’s (i) determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculations of the Unresolved Matters, all of which shall be final and binding on all parties. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to such item greater than the greatest value for such item claimed by Buyer Corp in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice or less than the lowest value for such item claimed by Buyer Corp in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Buyer Corp and the Equityholders’ Representative in inverse proportion to the degree (as determined by the Independent Accountant) to which the Independent Accountant has accepted the positions of Buyer Corp and the Equityholders’ Representative. For

the avoidance of doubt, the Independent Accountant’s fees and expenses payable by Buyer Corp (if any) shall be paid to the Independent Accountant directly by Buyer Corp, and the Independent Accountant’s fees and expenses payable by the Equityholders’ Representative (if any) shall be paid to the Independent Accountant from the Holdback Amount pursuant to Section 3.9.
(e)    For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Dispute Notice is delivered by the Equityholders’ Representative to Buyer Corp prior to the expiration of the Review Period, the Closing Statement delivered by Buyer to the Equityholders’ Representative pursuant to Section 3.5(b), (ii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Buyer Corp prior to the expiration of the Review Period, the Closing Statement delivered by Buyer Corp to the Equityholders’ Representative pursuant to Section 3.5(b), as adjusted pursuant to the agreement of Buyer Corp and the Equityholders’ Representative in writing, or (iii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Buyer Corp prior to the expiration of the Review Period and Buyer Corp and the Equityholders’ Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Buyer Corp to the Equityholders’ Representative pursuant to Section 3.5(b), as adjusted by the Independent Accountant to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Sections 3.5(c) and 3.5(d).
(f)    Payment of the Final Merger Consideration Payments.
(i)    If the Final Consideration exceeds the Estimated Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Buyer Corp shall deposit, or cause to be deposited, in immediately available funds, with the Escrow Agent in the Escrow Account an amount in cash equal to the full amount by which the Final Consideration exceeds the Estimated Consideration, and immediately thereafter, Buyer and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Escrow Agreement all proceeds then held in the Escrow Account to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders), in each case as set forth in Section 3.5(f)(iv).
(ii)    If the Final Consideration equals the Estimated Consideration, then within two (2) Business Days after the final determination of the Final Closing Statement, Buyer and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Escrow Agreement all proceeds then held in the Escrow Account to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders), in each case as set forth in Section 3.5(f)(iv).
(iii)    If the Estimated Consideration exceeds the Final Consideration, then within two (2) Business Days after the final determination of the Final Closing Statement, Buyer and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Escrow Account by wire transfer of immediately available funds in accordance with this Agreement and the Escrow Agreement (A) the full amount by which the

Estimated Consideration exceeds the Final Consideration to Buyer (provided that if such amount exceeds the Consideration Escrow Amount, then the amount of such excess shall be funded as a set off and deduction from any amounts otherwise due and payable, on a pro rata basis, to recipients of payments under the Tax Receivable Agreement) and (B) the funds remaining (if any) in the Escrow Account, after giving effect to clause (A) if applicable to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders), in each case as set forth in Section 3.5(f)(iv). In the event that the full amount by which the Estimated Consideration exceeds the Final Consideration is greater than the funds then held in the Escrow Account, Buyer shall have no recourse against the Equityholders’ Representative, the Seller, the Unitholders, the Vested Company Optionholders or any other Person other than as set forth in the proviso to clause (A) above.
(iv)    Subject to Sections 3.9 and 3.10(a), all distributions of funds from the Escrow Account to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders) pursuant to and in accordance with Sections 3.5(f)(i), 3.5(f)(ii) and 3.5(f)(iii) (if any), shall be made as follows (such distribution, the “Excess Consideration Distribution”):
(A)    to the Seller, an aggregate amount equal to the product of (x) the Corporation Percentage and (y) the Excess Consideration Distribution;
(B)    to each Unitholder (other than holders of the Specified Units), an aggregate amount equal to the product of (x) the aggregate number of Units (other than the Specified Units) held by such Unitholder immediately prior to the Effective Time, multiplied by (y) the Per Unit Portion of the Excess Consideration Distribution; and
(C)    to the Surviving Company on behalf of the Vested Company Optionholders, an aggregate amount equal to the product of (x) the aggregate number of Class C Units subject to all Vested Company Options that were held by such Vested Company Optionholders and exercisable immediately prior to the Effective Time (excluding Vested Company Options cancelled for no consideration pursuant to Section 3.1(b)(i)) (such number of Class C Units, the “Aggregate Exercise Number”), multiplied by (y) the aggregate excess, if any, of (1) the aggregate sum of the Per Unit Portions of the Excess Consideration Distribution with respect to the Aggregate Exercise Number plus the aggregate sum of the Per Unit Portions of the Estimated Consideration with respect to the Aggregate Exercise Number over (2) the aggregate sum of the applicable exercise prices per Class C Unit issuable under all such Vested Company Options plus the amount, if any, of the excess described in clause (A)(1) of Section 3.1(b)(i) for all such Vested Company Options.
(v)    All payments pursuant to this Section 3.5 shall be treated as an adjustment to the purchase price for all foreign, federal, state and local income Tax purposes.
(g)    The parties agree that the Equityholders’ Representative and any of the Unitholders and their respective Affiliates may engage, at their own expense (provided that any such expense incurred by the Equityholders’ Representative shall be paid from the Holdback Amount or in accordance with Section 3.10), Deloitte & Touche LLP and its Affiliates to advise or represent them in connection with the determination of the Final Consideration and the matters addressed by this Section 3.5.
3.6    Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, Seller, Buyer, Buyer LLC Sub and the Surviving Company shall be entitled to deduct and withhold from any payment payable pursuant to this ARTICLE III such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided that, other than with respect to a Company Optionholder or the holder of Restricted Units, prior to making any such deduction or withholding, the applicable withholding entity shall provide a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax (which obligation shall be deemed satisfied by the delivery to such recipient of the form Letter of Transmittal). To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
3.7    Equityholders’ Representative; Power of Attorney. At the Effective Time, and without further act of the Seller, any Unitholder or Company Optionholder, the Equityholders’ Representative shall be appointed as agent and attorney-in-fact for the Seller, each Unitholder and Company Optionholder, for and on behalf of the Seller, each Unitholder and Company Optionholder, to give and receive notices and communications and to take any and all action on behalf of the Seller, each Unitholder and Company Optionholder pursuant to this Agreement and in connection with the Consideration Escrow Amount and Holdback Amount, including in connection with the post-Closing determination of the Final Consideration in connection with this Agreement and releases of any of the Consideration Escrow Amount or Holdback Amount in connection with this Agreement and any actions or disputes in connection with this Agreement and the Escrow Agreement. The Person acting as Equityholders’ Representative may be changed from time to time by approval of the holders of a majority of the outstanding Units immediately prior to the Effective Time upon not less than fifteen (15) calendar days’ prior written notice to Buyer and the current Equityholders’ Representative. Any vacancy in the position of Equityholders’ Representative may be filled by approval of the holders of a majority of the outstanding Units immediately prior to the Effective Time. Notwithstanding the foregoing, the approval of S-Corp and Buyer Corp shall also be required in connection with the appointment of an Equityholders’ Representative which is not an Affiliate of Silver Lake Group, L.L.C. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall not receive compensation for its services; provided that the Equityholders’ Representative shall be entitled to reimbursements of expenses pursuant to Section 3.9. Notices or communications to or from the Equityholders’ Representative shall constitute notice to or from the Seller, each of the Unitholders and Company Optionholders.
3.8    Actions of the Equityholders’ Representative. A decision, act, consent or instruction of the Equityholders’ Representative (acting in its capacity as the Equityholders’ Representative) shall constitute a decision of the Seller, all the Unitholders and Optionholders and shall be final, binding and conclusive upon the Seller, each of such Unitholders and Company Optionholders, and Buyer and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of the Seller, each such Unitholder and Company Optionholder. Buyer, Buyer LLC Sub, Buyer Corp Sub and the Surviving Company are hereby relieved from any liability to any Person for any acts done by Buyer, Buyer LLC Sub, Buyer Corp Sub and the Surviving Company in accordance with such decision, act, consent or instruction of the Equityholders’ Representative.
3.9    Equityholders’ Representative Expenses Consideration. Subject to Section 3.10(a), all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Equityholders’ Representative pursuant to this Agreement, including any fees and expenses of any agent or advisor in fulfilling the duties of the Equityholders’ Representative as agent for the Seller, the Unitholders and Company Optionholders, and fees and expenses of the Independent Accountant payable by the Equityholders’ Representative (if any) pursuant to Section 3.5(d), as well as any fees and expenses incurred in resolving any dispute with respect to Pre-Closing Income Tax Returns or the Proposed Allocation pursuant to Section 8.17, shall be paid from the Holdback Amount or in accordance with Section 3.10.
3.10    Limitation on Liability of Equityholders’ Representative.
(a)    The Equityholders’ Representative shall incur no liability to any of the Seller, the Unitholders or the Company Optionholders with respect to any action taken, omitted to be taken or suffered by such Person in reliance upon any notice, direction, instruction, consent, statement or other documents believed by such Person to be genuinely and duly authorized, nor for any other action or inaction except its own willful misconduct as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative may, in all questions arising under this Agreement, or any other agreement (including the Escrow Agreement) in connection with this Agreement, rely on the advice of counsel, accountants and other advisors, and the Equityholders’ Representative shall not be liable to the Seller, the Unitholders or the Company Optionholders for any action taken or omitted or suffered in good faith by the Equityholders’ Representative based on such advice. The Equityholders’ Representative is authorized by the Seller, the Unitholders and the Company Optionholders to incur reasonable and documented out-of-pocket fees, costs and expenses on behalf of the Seller, the Unitholders and Company Optionholders in acting hereunder, including expenses of counsel, accountants and other advisors. The Equityholders’ Representative is authorized and directed to deduct (or cause to be deducted) from any payment or release due to the Seller, the Unitholders and Company Optionholders from the Escrow Account an amount equal to all Liabilities, losses, fees, costs and expenses incurred by the Equityholders’ Representative acting in such capacity that is not reimbursed from the Holdback Amount. The parties hereto understand and agree that the Equityholders’ Representative and its Affiliates, partners, members, officers, directors, employees, agents and Representatives are acting solely on behalf of, and as agents for, the Seller, the Unitholders and Company Optionholders and not in their personal capacity, and in no event shall the Equityholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents or Representatives be personally liable to any of the Seller, the Unitholders or the Company Optionholders hereunder other than, in the case of the Equityholders’ Representative, willful misconduct by the Equityholders’ Representative as may be determined by a final, non-appealable order of a court of competent jurisdiction.
(b)    The Seller, each Unitholders and each Company Optionholder agrees to indemnify the Equityholders’ Representative and its Affiliates, partners, members, officers, directors, employees, agents and Representatives for its respective pro rata share (based on the respective amounts of the Final Consideration received by each) of any and all Liabilities, Legal Proceedings, obligations, losses, damages, penalties, judgments, costs, expenses (including the reasonable fees and expenses of any legal counsel retained by the Equityholders’ Representative) or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against the Equityholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents and Representatives in any way relating to, or arising out, of or in connection with the acceptance or administration of the Equityholders’ Representative’s duties hereunder or any documents contemplated by or referred to herein or the Transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof; provided, however, that neither the Seller, nor any Unitholder or Company Optionholder shall be liable for any of the foregoing to the extent they arise from the Equityholders’ Representative’s willful misconduct as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative shall be fully justified in refusing to take or to continue to take any action hereunder unless it shall first be fully indemnified to its reasonable satisfaction by the Seller, the Unitholders and Company Optionholders (based on the respective amounts of the Final Consideration received by each) against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.
(c)    For the avoidance of doubt, if any amounts owed to the Equityholders’ Representative by Seller, the Unitholders and Company Optionholders under Section 3.9 or 3.10 are not reimbursed from the Holdback Amount or deducted from any release of the Escrow Account, the Seller, the Unitholders and Company Optionholders will, on the written request of the Equityholders’ Representative, reimburse the Equityholders’ Representative for their respective pro rata share (based on the respective amounts of the Final Consideration received by each) of such amounts.
(d)    All obligations of the Equityholders’ Representative under this Agreement shall terminate upon the final distribution of the funds in the Escrow Account and all remaining funds of the Holdback Amount.
3.11    Release of Holdback Amount.
(a)    The holdback period for the Holdback Amount shall terminate as may be determined by the Equityholders’ Representative in its sole and absolute discretion. The funds (if any) remaining from the Holdback Amount may be released and distributed in part from time to time at the sole and absolute discretion of the Equityholders’ Representative to the Seller, the Unitholders and the Surviving Company (on behalf of the Vested Company Optionholders), as follows (such distribution, the “Holdback Distribution”):

(i)    to the Seller, an aggregate amount equal to the product of (x) the Corporation Percentage and (y) the Holdback Distribution;
(ii)    to each Unitholder (other than holders of the Specified Units), an aggregate amount equal to the product of (x) the aggregate number of Units (other than the Specified Units) held by such Unitholder immediately prior to the Effective Time, and (y) the Per Unit Portion of the Holdback Distribution; and
(iii)    to the Surviving Company on behalf of the Vested Company Optionholders, an aggregate amount equal to the product of (x) the Aggregate Exercise Number, multiplied by (y) the aggregate excess, if any, of (1) the aggregate sum of the Per Unit Portions of the Holdback Distribution with respect to the Aggregate Exercise Number plus the Per Unit Portions of the Excess Consideration Distribution with respect to the Aggregate Exercise Number plus the aggregate sum of the Per Unit Portions of the Estimated Consideration with respect to the Aggregate Exercise Number over (2) the aggregate sum of the applicable exercise prices per Class C Unit issuable under all such Vested Company Options plus the amount, if any, of the aggregate excess described in clause (A)(1) of Section 3.1(b)(i) for all such Vested Company Options plus the amount, if any, of the aggregate excess described in clause (B)(2) of Section 3.1(b)(i) for all such Vested Company Options.
ARTICLE IV
TERMINATION
4.1    Termination of Agreement. This Agreement may be terminated at any time prior to the Purchase as follows:
(a)    at the election of the Company or Buyer Corp on or after August 10, 2014 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided that neither the Company nor Buyer Corp may terminate this Agreement pursuant to this Section 4.1(a) if it (or, (x) in the case of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub and (y) in the case of the Company, Seller) is in breach of any of its obligations hereunder and such breach causes, or results in, either (i) the failure to satisfy a condition to the obligation of the terminating party to consummate the Transactions as set forth in ARTICLE IX prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; provided, further, that if on the Outside Date the conditions to Closing set forth in Section 9.1(d) and Section 9.2(d) shall not have been satisfied but all other conditions to Closing set forth in ARTICLE IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were on such Outside Date), then the Outside Date shall be automatically extended to 5:00 p.m. New York time on November 26, 2014; provided, further, that neither the Company nor Buyer Corp shall have the right to terminate this Agreement pursuant to this Section 4.1(a) in the event (x) the other party has initiated proceedings to specifically enforce this Agreement and such proceedings are still pending or (y) on the Outside Date, Buyer Corp or the Company, respectively, has the right to terminate this Agreement pursuant to Section 4.1(d) or any of Sections 4.1(e) or 4.1(f), respectively;

(b)    by mutual written consent of the Company and Buyer Corp;
(c)    by the Company or Buyer Corp if there shall be in effect a final, binding, nonappealable Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries prohibiting the consummation of the Transactions; it being agreed that, without limiting the parties’ other obligations hereunder or the proviso at the end of Section 8.4(e), the parties hereto shall use their reasonable best efforts to promptly appeal any adverse determination that is not nonappealable and diligently pursue such appeal; provided that the right to terminate this Agreement pursuant to this Section 4.1(c) shall not be available to the party seeking to terminate if such party (or, (x) in the case of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub and (y) in the case of the Company, Seller) is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 9.1 or 9.2, as applicable;
(d)    by Buyer Corp if (i) none of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub are in material breach of any of their respective obligations hereunder and either (ii) the Seller or the Company is in breach of any of its representations, warranties or obligations hereunder that would render a condition set forth in Sections 9.1(a), 9.1(b) or 9.1(e) incapable of being satisfied on the Outside Date, and if such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Buyer Corp to the Company and (y) two (2) Business Days prior to the Outside Date; or (iii) at any time following the date hereof the condition set forth in Section 9.1(e) is not satisfied;
(e)    by the Company if (i) neither the Company nor Seller is in material breach of any of its obligations hereunder and (ii) any of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub is in breach of any of its respective representations, warranties or obligations hereunder that renders or would render a condition set forth in Sections 9.2(a) or 9.2(b) incapable of being satisfied on the Outside Date, and if such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Buyer Corp and (y) two (2) Business Days prior to the Outside Date; and
(f)    by the Company if (i) all the conditions set forth in Section 9.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Company to Buyer Corp), (ii) any of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub does not complete the Transactions prior to 11:59 p.m. New York time on the date that is three (3) Business Days following the date the Closing is required to occur pursuant to Section 2.4 in breach of this Agreement and (iii) the Company has notified Buyer Corp that it stands ready, willing and able to consummate the Transactions.
4.2    Procedure Upon Termination. In the event of valid termination of this Agreement by Buyer Corp or the Company, or both, pursuant to and in accordance with the terms of Section 4.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and the Agreement shall be terminated and the Transactions shall be abandoned, without further action by Buyer Corp or the Company.

4.3    Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 4.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Buyer, Seller or the Company; provided, however, that, subject to the terms of this Section 4.3, (i) no such termination shall relieve any party hereto from Liability for any Willful Breach and (ii) the provisions of this Section 4.3, the last sentence of Section 8.4(c) (Regulatory Approvals), Section 8.6 (Confidentiality), Section 8.9 (Publicity), Section 8.12(b) (Financing Assistance) and ARTICLE XI (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement in accordance with their terms. For purposes of this Section 4.3, the term “Willful Breach” by a party means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by any party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement; provided that, for the avoidance of doubt, a “Willful Breach” will be deemed to have occurred if any of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub does not complete the Transactions under the circumstances described in Section 4.1(f) and the Company has terminated the Agreement pursuant to such Section 4.1(f).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the correspondingly numbered sections of the disclosure schedules delivered by the Company to Buyer Corp prior to the execution of this Agreement (the “Schedules”) (it being understood and agreed that any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Buyer that:
5.1    Organization and Good Standing. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified, licensed or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Buyer prior to the date hereof true and complete copies of the Organizational Documents of each of the Company and its Subsidiaries as in effect as of the date of this Agreement. Except as set forth on Schedule 5.1, neither the Company nor any of its Subsidiaries owns, leases, operates or maintains any office or real property located in any jurisdiction outside the United States of America.
5.2    Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the Transactions (the “Company Documents”) and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Documents and the consummation of the Transactions contemplated hereby and thereby have been duly authorized by the Board of Managers of the Company and approved by the requisite members of the Company as required under the Company’s Organizational Documents and the DLLCA and no other limited liability company proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions contemplated hereby. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to the Company is applicable to the Merger or the other Transactions contemplated hereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto other than Seller) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligations of the Company, as the case may be, enforceable against it in accordance with its respective terms, in each case, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (collectively, the “Bankruptcy Exceptions”).
5.3    Conflicts; Consents of Third Parties.
(a)    Except as set forth on Schedule 5.3(a), none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the Transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, revocation, re-pricing, early expiration or cancellation under, require a consent, notice or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any Lien (other than Permitted Liens) under, any provision of (i) the Organizational Documents of the Company or any of the Company Subsidiaries; (ii) any Contract or Permit to which the Company or any Subsidiary is a party or by which any of the properties or assets of the Company or any Subsidiary are bound; (iii) any Order applicable to the Company or any Subsidiary or by which any of the properties or assets of the Company or any Subsidiary are bound; or (iv) assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations as described in Sections 5.3(b), any applicable Law, except in the case of clauses (ii) through (iv) for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing or registration with, or notification to, or exemption or action by, any Governmental Body is required on the part of the Company or any of their Affiliates in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the Transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
5.4    Capitalization.
(a)    The authorized membership units of the Company consists of (i) Class A Units, (ii) Class B Units and (iii) Class C Units. As of the date hereof, the only membership interests of the Company that are outstanding are (i) 66,044,523 Class A Units outstanding, (ii) 40,000,000 Class B Units outstanding and (iii) 383,564 Class C units outstanding. All of the issued and outstanding Units were duly authorized for issuance and are validly issued, fully paid and non-assessable and free and clear of any pre-emptive or similar rights.
(b)    A true and complete list, as of the date hereof, of the record holders of all of the equity interests of the Company and the amount and class of such equity interest such holders own, in each case as of the date hereof, is set forth on Schedule 5.4(b)(i). Except for Company Options set forth on Schedule 5.4(c) or as set forth on Schedule 5.4(b)(iii), there is no existing option, warrant, call, stock appreciation, phantom stock, right or Contract of any character to which the Company is a party or otherwise subject to requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the purchase or issuance of any Units or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive Units or other equity securities of the Company. Except as set forth on Schedule 5.4(b)(ii), the Company is not a party to, or otherwise subject to, any shareholder agreements, registration rights agreements, voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the Units or requiring the Company or any of its Subsidiaries to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no bonds, debentures or other Indebtedness having the express right to vote on the election of directors or managers of the Company or otherwise vote with or as part of a class with any Units or other equity securities of the Company.
(c)    Schedule 5.4(c) sets forth, in each case as of the date hereof, a list of each outstanding Company Option and Restricted Unit, including (i) the holder thereof, (ii) the applicable grant date thereof, (iii) the number of Class C Units issuable upon exercise or settlement thereof, (iv) the exercise price with respect thereto in the case of Company Options and (v) the number of Class C Units issuable upon exercise or settlement thereof that are currently vested and unvested. Three (3) Business Days before the Closing Date, the Company will deliver to Buyer an updated version of Schedule 5.4(c) that sets forth, for each Company Option and Restricted Unit then outstanding, the information required by clauses (i)-(v) of this Section 5.4(c) and indicates (A) whether a Company Option is an Assumed Company Option or a Vested Company Option and (B) with respect to each Assumed Company Option, sets forth the time-vesting condition applicable thereto, in each case, assuming the Closing were to occur three (3) Business Days thereafter.

5.5    Subsidiaries.
(a)    Schedule 5.5(a) sets forth the name of each Subsidiary of the Company, and, with respect to each such Subsidiary, the jurisdiction in which it is incorporated or organized and the holders of record of the shares, limited liability company interests or other equity interests thereof. Neither the Company nor any of its Subsidiaries owns any capital stock or other equity interests in any Person that is not a Subsidiary of the Company and neither the Company nor any of its Subsidiaries is a participant in any joint venture or similar arrangement. Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Subsidiary has all requisite corporate or entity power and authority to own, lease and operate its properties and carry on its business as now conducted, except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
(b)    The outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests are owned, directly or indirectly, by the Company free and clear of any and all Liens (other than any transfer restrictions under applicable securities Laws) and pre-emptive or similar rights. There is no existing option, warrant, call, stock appreciation rights, phantom stock, right or Contract to which any Subsidiary is a party or otherwise subject to requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock or other equity interests of any Subsidiary. Neither the Company nor any Subsidiary is party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the shares of capital stock or other equity interests of any Subsidiary.
5.6    Financial Statements.
(a)    Set forth on Schedule 5.6 is a copy of (i) the audited consolidated balance sheets of the Company and its Subsidiaries at and as of December 31, 2013 and 2012 and the related audited consolidated statements of income and comprehensive income, members’ equity (deficit) and cash flows of the Company and its Subsidiaries for the years ended December 31, 2013 and 2012 (in each case, including the related notes and schedules, where applicable) (the “Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries at and as of March 31, 2014 and the related unaudited consolidated statements of income and comprehensive income, members’ equity (deficit) and cash flows of the Company and its Subsidiaries for the three months ended March 31, 2014 (including the related notes and schedules, where applicable) (the “Unaudited Financial Statements”).

(b)    Except as described in the notes thereto, the Financial Statements and the Unaudited Financial Statements (i) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of and for the periods presented therein, (ii) have been prepared from the books and records of the Company and (iii) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except in the case of the Unaudited Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments, which are not reasonably expected to be material individually or in the aggregate). The books and records of the Company and its Subsidiaries are true and correct in all material respects.
5.7    No Undisclosed Liabilities.
(a)    Neither the Company nor any Subsidiary has any Liabilities of any kind other than (i) Liabilities incurred in the ordinary course of business consistent with past practice after December 31, 2013, (ii) Liabilities incurred in connection with the Transactions contemplated hereby or (iii) Liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 5.7(a), neither the Company nor any of its Subsidiaries has any outstanding Indebtedness as of the date of this Agreement.
(b)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any off balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii) any hedging, derivatives or similar Contract or arrangement.
5.8    Absence of Certain Developments.
(a)    Since December 31, 2013, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
(b)    Except (x) as set forth on Schedule 5.8(b) or (y) as otherwise expressly contemplated by this Agreement, since December 31, 2013 through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business (except as otherwise expressly contemplated by this Agreement), (ii) neither the Company nor any Subsidiary (A) has sold, transferred or otherwise disposed of any of its material properties or assets or any interest therein, except sales and licenses in the ordinary course of business or the disposal of obsolete or worthless assets, (B) has changed its methods of keeping its books of account or accounting practices, except as required by GAAP or (C) has agreed or committed to do any of the foregoing, and (iii) neither the Company nor any of its Subsidiaries has taken any action that would if taken after the date of the Agreement require Buyer’s consent pursuant to Section 8.2(b)(vi).

5.9    Taxes.
(a)    Except as set forth on Schedule 5.9(a), the Company and its Subsidiaries have duly and timely filed all material Tax Returns that are required by applicable Laws to be filed by them. All such Tax Returns were true, correct, and complete in all material respects.
(b)    Except as set forth on Schedule 5.9(b), the Company and its Subsidiaries have paid all material Taxes due and payable, other than those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements.
(c)    Except as set forth on Schedule 5.9(c), all material Taxes that the Company and its Subsidiaries are required by Law to deduct, withhold, and collect have been duly and timely deducted, withheld, collected and timely paid over to the appropriate Governmental Body.
(d)    Except as set forth on Schedule 5.9(d), there is no audit, examination, proceeding, deficiency or refund litigation outstanding with respect to any material Taxes of the Company or any of its Subsidiaries and no Taxing Authority has given written notice of the commencement of any audit, examination, proceeding or deficiency litigation with respect to any such Taxes.
(e)    There are no Liens as a result of any material unpaid Taxes upon any of the assets of the Company or any Subsidiary other than Permitted Liens.
(f)    Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (ii) has any liability for material Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.
(g)    None of the Company or any of its Subsidiaries is a party to, is bound by or has any material obligation under any Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).
(h)    None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.
(i)    Neither the Company nor any of its Subsidiaries has engaged in any “listed transactions” as defined in Section 6111 of the Code or the regulations promulgated thereunder.
(j)    With respect to any period ending on or before the date hereof for which Tax Returns have not yet been filed, or for which Taxes are not yet due and owing, the Company and each of its Subsidiaries have made such accruals as required by GAAP for such Taxes in the books and records of the Company or Subsidiaries (as appropriate).
(k)    (A) The Company is properly classified as a partnership for U.S. federal income tax purposes and has at all times since its formation been properly classified as either a partnership or disregarded entity for U.S. federal income tax purposes and (B) each of the Company’s Subsidiaries is, and at all times since its formation has been, properly classified as a disregarded entity for U.S. federal income tax purposes, and, in each case, neither the Company nor its Subsidiaries have taken a position on any Tax Return, in connection with any Tax audit or contest or otherwise inconsistent with such classification.
(l)    The Company has made a valid election under Section 754 of the Code and such election has not been revoked.
5.10    Property.
(a)    Except as set forth on Schedule 5.10(a), the Company or one of its Subsidiaries has good, valid, and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all material tangible personal property currently used in the operation of the business of the Company and its Subsidiaries free and clear of any Liens (except the Permitted Liens). The material tangible personal property currently used in the operation of the business of the Company and its Subsidiaries are in good working order (reasonable wear and tear excepted).
(b)    Except as set forth on Schedule 5.10(b), the Company, or one or more of the Subsidiaries, has valid and marketable title to the Owned Real Property, including all appurtenances thereto and fixtures thereon, free and clear of any and all Liens except Permitted Liens. There is no purchase right, purchase option, right of first refusal or right of first offer with respect to the Owned Real Property or any portion thereof.
(c)    Except as set forth on Schedule 5.10(c), there are no unpaid amounts due and owing to any contractor, vendor, mechanic, materialman or anyone claiming under any of the foregoing who has performed any repairs, improvements, development, construction, removal, alterations, demolition or such similar activity at the Owned Real Property or delivered materials with respect thereto, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.
(d)    Schedule 5.10(d) sets forth a list of all Owned Real Properties and properties that are the subject of a Real Property Lease as of the date hereof. Each of the lease agreements for real property to which the Company or any of its Subsidiaries is bound or which relates to real property operated or utilized by the Company or any of its Subsidiaries, in each case other than any such lease agreements that are immaterial to the operations of the Company and each of its Subsidiaries (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, individually, a “Real Property Lease” and collectively, the “Real Property Leases”) are in full force and effect and, to the Knowledge of the Company, are enforceable against the landlord which is party thereto in accordance with its terms, and there are no material defaults or events of default (or any event that with notice or lapse of time or both would become a material default or event of default) on the part of the Company or any of its Subsidiaries, and to the Knowledge of the Company, by any other party, under such lease agreements. The Company’s or its Subsidiaries’ possession and quiet enjoyment of the leased real property under such Real Property Lease has not been disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Real Property Lease, except for such disturbances or disputes that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened condemnation proceedings against any Owned Real Property.
5.11    Intellectual Property.
(a)    Schedule 5.11(a) sets forth, in each case as of the date hereof, an accurate and complete list of all United States and foreign issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, and Internet domain names owned by the Company or any Subsidiary (the foregoing being, collectively, the “Company Registered Intellectual Property”). No registrations or applications for material Company Registered Intellectual Property have expired or been canceled or abandoned except in accordance with the expiration of the term of such rights or where the Company has made a business judgment to permit such registrations or applications to expire, be canceled, or become abandoned. To the Knowledge of the Company, each item of Company Registered Intellectual Property is valid, subsisting and enforceable.
(b)    Except as set forth on Schedule 5.11(b), the Company and its Subsidiaries own all right, title, and interest to, or otherwise have a valid and enforceable right to use all material Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted. All Intellectual Property owned by the Company and its Subsidiaries is owned free and clear of all Liens (except for Permitted Liens).
(c)    The conduct of the business of the Company and its Subsidiaries (including the products and services of the Company and its Subsidiaries) does not infringe, violate or constitute misappropriation of any Intellectual Property (except that in regard to Patents, such representation is only to the Knowledge of the Company) of any third Person except for such infringements, violations and misappropriations that, individually or in the aggregate, would not reasonably be expected have a Material Adverse Effect.
(d)    To the Knowledge of the Company, no third Person is infringing, violating, or misappropriating any material Intellectual Property owned by the Company or its Subsidiaries.
(e)    As of the date of this Agreement, is no (i) pending claim or (ii) asserted claim in writing (including any “cease and desist” letters and invitations to license) that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing or violating any Intellectual Property rights of any third Person.
(f)    The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its

Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence.
(g)    None of the Software of the Company or any of its Subsidiaries is subject to any “open source”, “copyleft” or analogous license (including any GPL, AGPL or other open source software license) in a manner or relation which has or would require any material public distribution of any such Software or impose any present material economic limitations on the Company’s and its Subsidiaries’ commercial exploitation thereof.
(h)    As of the date of this Agreement, neither the Company nor any Subsidiary is a party to any source code escrow agreement or other agreement requiring the deposit of material source code of any material Software developed by or on behalf of the Company or any Subsidiary for the benefit of any third Person and no material source code has ever been released to any third Person from any such escrow or deposit. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license, or disclosure of any proprietary source code owned by the Company to any Person who is not, as of the date of this Agreement, an employee or other agent of the Company or any of its Subsidiaries.
(i)    No funding, facilities or personnel of any Government Entity were used by Company to develop or create, in whole or in part, any material Intellectual Property owned by the Company and its Subsidiaries.
(j)    There is no United States or non-U.S. governmental prohibition or restriction on the export or import of any of the material Intellectual Property of the Company and its Subsidiaries from or to any jurisdiction in which the Company and its Subsidiaries currently conduct business.
(k)    Neither the Company nor its Subsidiaries have been a member of or contributor to any industry standards body or similar organization that currently compels or could compel the Company and its Subsidiaries to grant or offer to any third party any material license or right to any material Intellectual Property of the Company and its Subsidiaries.
5.12    Material Contracts.
(a)    Schedule 5.12(a) sets forth a list, as of the date hereof, of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it or any of its assets or properties is bound as of the date hereof (collectively, and together with the Owned Real Property and Real Property Leases set forth on Schedule 5.10(c), and whether or not set forth on Schedule 5.12(a), the “Material Contracts”), organized under a header for each subsection:
(i)    each Contract with any labor union or association representing any employee of the Company or any of its Subsidiaries;
(ii)    each Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person, in each case pursuant to which any earn-outs or deferred, contingent purchase price or material indemnification obligations of the Company or its Subsidiaries remain outstanding;
(iii)    each Contract providing for (x) the incurrence of outstanding Indebtedness or (y) the making of any outstanding loans in excess of $250,000 (other than routine advances to employees for travel expenses and/or sales commissions in the ordinary course of business);
(iv)    each Contract creating or governing a joint venture, partnership or similar arrangement (other than distribution agreements and reseller agreements in the ordinary course of business);
(v)    license agreements that are material to the business of the Company or any of its Subsidiaries, pursuant to which the Company or any of its Subsidiaries is a named party and licenses in Intellectual Property (other than licenses to generally commercially available off-the-shelf Software and “open source” Software agreements) or licenses out Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business);
(vi)    each Contract (A) containing a covenant expressly limiting in any material respect the freedom of the Company or any of its Subsidiaries to engage in any business with any Person or in any geographic area or to compete with any Person, (B) expressly limiting the ability of the Company or any of its Subsidiaries to incur indebtedness for borrowed money, (C) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from a single party or sell any product or service exclusively to a single party or (D) containing any provision that grants any Person a right of first refusal, first offer or similar right to purchase any right, asset or property of, or equity interest in, the Company or its Subsidiaries;
(vii)    each Contract creating a Lien (other than Permitted Liens) upon any assets of the Company or any of its Subsidiaries, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business;
(viii)    each Contract reflecting a settlement of any threatened or pending Legal Proceedings, other than (A) releases entered into with former employees or independent contractors of the Company and its Subsidiaries, on an individual (and not class or collective basis), in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment with the Company and its Subsidiaries or (B) settlement agreements entered into more than three (3) years prior to the date of this Agreement under which none of the Company or its Subsidiaries have any continuing obligations, liabilities or rights (excluding releases);
(ix)    all operating leases (as lessor or lessee) of tangible personal property (other than any such lease calling for payments of less than $1,000,000 per year);
(x)    other than (x) ordinary course customer or merchant processing agreements and (y) non-exclusive license agreements, each Contract with any Governmental Body;

(xi)    each Contract that involved the expenditure or receipt by the Company and its Subsidiaries of more than $1,500,000 or the equivalent in other currencies in the aggregate during the twelve-month period ending on December 31, 2013 or reasonably expected to involve such an amount in the twelve-month period ending on December 31, 2014;
(xii)    any agreement with any Card Association and/or any agreement with a member of a Card Association enabling the Company’s (or applicable Subsidiary’s) participation in such Card Association; and
(xiii)    each Contract that provides for “most favored nation,” “preferred status pricing” or similar terms or conditions with respect to the Company’s and is Subsidiaries’ products or services.
(b)    Each Material Contract (i) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and, to the Company’s Knowledge, the other parties thereto, and (ii) is in full force and effect and is enforceable in accordance with its terms, except to the extent any Material Contract terminates in accordance with its terms (but not for breach, default or violation) after the date hereof and prior to the Closing (subject to the Bankruptcy Exceptions). None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, each of the other parties to any such Material Contract, are in material breach of, material default or material violation under, any of such Contracts and no event has occurred that with notice or lapse of time, or both, would constitute such a material breach, material default or material violation. Neither the Company nor any Subsidiary has received any written notice of any termination, default or event that with notice or lapse of time, or both, would constitute a material default by the Company and its Subsidiaries under any Material Contact or any other party thereto. The Company has previously made available to Buyer true, correct and complete copies of each Material Contract.
5.13    Employee Benefit Plans.
(a)    Schedule 5.13(a) contains a list of each material Company Benefit Plan as of the date hereof that applies to any Service Provider who solely or primarily provides or provided services to the Company or a Subsidiary thereof in the United States (the “U.S. Benefit Plans”). The term “Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and each other bonus, bonus shares, stock option, stock purchase, stock appreciation right, restricted stock or unit, stock-based, unit-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other benefit plan, program, policy, practice or other arrangement (excluding any plan, program, policy, practice or arrangement that solely provides statutory benefits mandated by applicable Law), and each employment, consulting, termination, severance or other similar contract or agreement, in each case, whether or not in writing and whether or not funded, (i) to which the Company or any of its Subsidiaries is a party, (ii) that provides benefits to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries (each, a “Service Provider”) and with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability or (iii) that is maintained, contributed to or sponsored by the Company or any of its Subsidiaries.

(b)    With respect to each Company Benefit Plan, the Company has made available to Buyer copies of the following, to the extent applicable: (i) each such Company Benefit Plan, including any material amendments thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description, including any summary of material modifications required under ERISA with respect to such Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect to such Company Benefit Plan, (v) the most recently received IRS determination, advisory or opinion letter, if any, issued by the IRS with respect to any such U.S. Benefit Plan that is intended to qualify under Section 401(a) of the Code or equivalent determination with respect to any Foreign Plan, and (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto.
(c)    Each U.S. Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination letter or is entitled to rely on a favorable advisory or opinion letter from the IRS, in any case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification or the exempt status of any related trust. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan.
(d)    All material liabilities or expenses of the Company in respect of any U.S. Benefit Plan have been timely paid or, to the extent not required to have been paid, have been properly accrued in all material respects on the Company’s most recent financial statements in accordance with GAAP.
(e)    Neither the Company nor any of its Subsidiaries has any liability in respect of, or obligation to provide, medical, dental, disability, life insurance benefits or other welfare benefits to any Service Provider beyond such Service Provider’s retirement or other termination of service, except as required to comply with Section 4980B of the Code or any other applicable Law.
(f)    No U.S. Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) defined benefit pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA) or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA. No Foreign Plan is a defined benefit pension plan.
(g)    With respect to each Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened that would result in a material liability to the Company or its Subsidiaries, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other governmental agencies are pending, or, to the Knowledge of the Company, threatened.
(h)    Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (whether alone or in connection with any other events(s)) will (i) accelerate the time of payment or vesting or increase benefits or the amount payable under any Company Benefit Plan, (ii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code or (iv) result in any breach, violation or default under any Company Benefit Plan. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(i)    The Company and its Subsidiaries have complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to a U.S. Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).
(j)    Except as set forth on Schedule 5.13(j), no Company Option had an exercise price per Class C Unit as of the grant date that was less than the fair market value of a Class C Unit as of such date, as determined by the Company in good faith and in compliance with the relevant IRS guidance in effect on the date of grant (including, without limitation, Section 1.409A-1(b)(5)(iv) of the Treasury regulations). Except as set forth on Schedule 5.13(j), with respect to each grant of Company Options and each modification of previously-granted Company Options, (i) each such grant or modification was made in accordance with the terms of the Company Incentive Plan, Section 409A of the Code and all other applicable laws and regulatory rules or requirements, and (ii) each such grant or modification was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.
(k)    Schedule 5.13(k) contains a list of each Company Benefit Plan as of the date hereof that applies to any Service Provider who solely or primarily provides or provided services to the Company or any Subsidiary thereof outside the United States (the “Foreign Plans”). The Foreign Plans provide compensation and benefits to Services Providers who provide or provided services to the Company or any Subsidiary thereof in Canada, and no Foreign Plans are governed by the Laws of a jurisdiction other than Canada. With respect to each Foreign Plan: (A) such Foreign Plan complies in all material respects in form and operation in accordance with all applicable Laws; (B) if intended to qualify for special Tax treatment, such plan meets all requirements for such treatment; (C) if required under applicable Laws to be funded and/or book-reserved, such Foreign Plan is funded and/or book reserved, as appropriate, in all material respects, based upon reasonable actuarial assumptions, to the extent so required by applicable Laws and (D) such Foreign Plan has been registered to the extent required, and has been maintained in good standing with applicable regulatory authorities.
(l)    Neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

5.14    Labor.
(a)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other arrangement or understanding with a labor union, works council, employee committee or other labor organization.
(b)    There are no (i) current strikes, work stoppages, work slowdowns, lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and no such disputes have occurred within the past three (3) years, or (ii) unfair labor practice charges or complaints pending as of the date of this Agreement or, to the Knowledge of the Company, threatened as of the date of this Agreement by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no investigations, inquiries or Legal Proceedings pending, or, to the Knowledge of the Company, threatened, before the U.S. National Labor Relations Board, the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor, the U.S. Department of Justice, the U.S. Occupational Health and Safety Administration or any other Governmental Body with respect to or relating to the terms and conditions of employment of the employees of the Company and its Subsidiaries.
(c)    To the Knowledge of the Company, as of the date hereof, no union organizing or certification activities are underway with respect to the Company or any of its Subsidiaries and no such activities have occurred within the past five (5) years.
(d)    Within the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs that would trigger notice requirements under the US. Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.
5.15    Litigation. There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of the Company executive officers relating to the Company that, if adversely determined, individually or in the aggregate, would reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole or would prevent or materially delay the Transactions or the Company from performing its obligations under this Agreement. The Company is not subject to any Orders that, individually or in the aggregate, would reasonably be expected to have a material impact on the business of the Company and its Subsidiaries taken as a whole or would prevent or materially delay the Transactions or the Company from performing its obligations under this Agreement.
5.16    Compliance with Laws; Permits.
(a)    The Company and its Subsidiaries are, and since December 31, 2010, have been, in compliance in all material respects with all Laws applicable to their respective businesses or operations. Neither the Company nor any Subsidiary has received any written notice of or been charged with the violation of any such Laws, except for any such matters that have been resolved prior to the date of this Agreement and for such matters arising on or after the date of this Agreement that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)    The Company and each of its Subsidiaries is registered as a member of and is in good standing with the Card Associations, and is in compliance in all material respects with the rules of the Card Associations, except to the extent (and only to the extent) such Person’s business does not require such registration or where the failure to be so registered or in good standing would not be material. To the Company’s Knowledge, there is no material investigation, proceeding or disciplinary action, including fines currently pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries by a Card Association or its applicable agent.
(c)    The Company and its Subsidiaries are currently in compliance in all material respects with the applicable requirements of, and certified at the appropriate level of, the Payment Card Industry Data Security Standard and have been in compliance in all material respects with the applicable requirements of the Payment Card Industry Data Security Standard since December 31, 2010 as such requirements were then in effect and to the Company’s Knowledge, there has been no Data Compromise.
(d)    The Company and its Subsidiaries currently have all material Permits that are required for the operation of their respective businesses as presently conducted. Neither the Company nor any of its Subsidiaries is in material default or material violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or material violation) of any term, condition or provision of any of their respective Permits.
5.17    Environmental Matters.
(a)    Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:
(i)    the Company and each of its Subsidiaries are, and have been since December 31, 2010, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws to operate its business;
(ii)    neither the Company nor any of its Subsidiaries is subject to any pending claims or Legal Proceedings or Orders, or, to the Knowledge of the Company, any threatened claims, alleging noncompliance with or potential Liability under Environmental Laws;
(iii)    to the Knowledge of the Company, there are no investigations of the businesses of the Company or any of its current or former Subsidiaries, or currently or previously owned, operated or leased property of the Company or any of its current or former Subsidiaries pending or threatened that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any Liabilities under Environmental Laws or concerning Materials of Environmental Concern;

(iv)    to the Knowledge of the Company, Materials of Environmental Concern are not present at, on, in or under any property currently or formerly owned or leased by the Company or any of its Subsidiaries, or at any other location (including any property used for the treatment, storage or disposal of wastes generated by the Company or any of its Subsidiaries); and
(v)    neither the Company nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to or otherwise become subject to any Liability of any other Person relating to Environmental Law or concerning Materials of Environmental Concern.
(b)    The Company has made available to Buyer copies of all studies, audits, assessments or other similar documents (including any Phase I or Phase II reports), concerning compliance with, or liability or obligations under, any Environmental Laws affecting the Company or any of its Subsidiaries, to the extent such documents are in the possession or under the reasonable control of the Company or any of its Subsidiaries.
5.18    Insurance. Schedule 5.18 lists each insurance policy maintained by or on behalf of the Company and its Subsidiaries as of the date hereof (other than any such insurance policy funding a Company Benefit Plan) and a true and complete copy of each such policy has been made available to Buyer prior to the date hereof. All premiums due in respect of such insurance policies have been paid in full. All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to any of its obligations under any of such insurance policies. To the Knowledge of the Company, as of the date of this Agreement, (i) there is no threatened termination of, or threatened material premium increase with respect to, any of such policies other than increases in connection with the Company’s annual renewal process and (ii) there is no material claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.
5.19    Financial Advisors. Except for the party listed on Schedule 5.19 (the “Financial Advisor”), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company or any of its Subsidiaries in connection with the Transactions and no Person is entitled to any fee or commission or like payment from Buyer, the Company or any of the Company Subsidiaries in respect thereof.
5.20    Affiliate Transactions. Schedule 5.20 lists each Contract between any Affiliate of the Company or its Subsidiaries or any executive officer or director of the Company or its Subsidiaries, on the one hand, and the Company or any of its Subsidiaries, on the other hand (any such Contract, an “Affiliate Agreement”). No Affiliates of the Company or its Subsidiaries or, to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ executive officers or directors owns any direct or indirect interest of any kind in, or controls or is a trustee, director or executive officer or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is (i) a supplier, landlord, tenant, creditor or debtor of the Company or any of its Subsidiaries or (ii) a participant in any non-de minimis transaction to which the Company or its Subsidiaries is a party.

5.21    Merchants, Merchant Originators, Vendors and Resellers.
(a)    The attached Schedule 5.21(a) sets forth (i) the top twenty (20) Merchants by revenue for the Company and its Subsidiaries for the one (1) year period ending on December 31, 2013 (the “Top Merchants”), and the corresponding revenue attributable to each such Top Merchant during such period, (ii) the top twenty (20) dealer referral partners in terms of commissions paid for the one (1) year period ending on December 31, 2013 (the “Top Dealer Referral Partners”), and the corresponding commission paid to each such Top Dealer Referral Partner during such period, (iii) the top twenty (20) developer referral partners in terms of commissions paid for the one (1) year period ending on December 31, 2013 (the “Top Developer Referral Partners”), and the corresponding commission paid to each such Top Developer Referral Partner during such period, and (iv) the top twenty (20) vendors in terms of payments made by the Company and/or its Subsidiaries for the one (1) year period ending on December 31, 2013 (the “Top Vendors”), and the total purchases by the Company and its Subsidiaries from each such Top Vendor during such period.
(b)    As of the date of this Agreement, (i) no Top Merchant, Top Dealer Referral Partner, Top Developer Referral Partner or Top Vendor has terminated its relationship with the Company or any of its Subsidiaries, (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company’s business relationship with such Person, no Top Merchant, Top Dealer Referral Partner, Top Developer Referral Partner or Top Vendor has changed the pricing or other terms of its business relationship with the Company or any of its Subsidiaries, and, (iii) to the Knowledge of the Company, no Top Merchant, Top Dealer Referral Partner, Top Developer Referral Partner or Top Vendor has notified the Company or any of its Subsidiaries in writing that it intends to terminate or materially reduce or change the pricing or other terms of its business relationship with the Company or any of its Subsidiaries.
ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller hereby represents and warrants to Buyer Corp, Buyer Corp Sub and Buyer LLC Sub that:
6.1    Organization and Good Standing. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted. The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has made available to Buyer prior to the date hereof true and complete copies of the Organizational Documents of the Corporation as in effect as of the date of this Agreement and there are no other organizational or governance documents or agreements to which the Corporation is a party or by which it is bound, or other agreements relating to the rights, preferences, duties and obligations of the holder of equity securities of the Corporation, except the Organizational Documents of the Corporation and this Agreement.

6.2    Authorization of Agreement. Seller has all requisite limited partnership power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the Transactions contemplated hereby and thereby (collectively, the “Seller Documents”) and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Seller Document and the consummation of the Transactions contemplated hereby and thereby have been duly authorized by all requisite limited partnership actions on behalf of Seller. This Agreement has been, and each Seller Document will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company)) this Agreement constitutes, and each Seller Document when so executed and delivered will constitute, the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with its respective terms, in each case, subject to the Bankruptcy Exceptions.
6.3    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by Seller of this Agreement or the Seller Documents (as applicable), the consummation of the Transactions contemplated hereby or thereby, or compliance by Seller with any of the provisions hereof or thereof will conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under, require a consent, notice or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any Lien (other than Permitted Liens) under, any provision of (i) the Organizational Documents of Seller; (ii) any Contract or Permit to which Seller is a party or by which any of the material properties or assets of Seller are bound; (iii) any Order applicable to Seller or by which any of the properties or assets of Seller are bound; or (iv) any applicable Law, except in the case of clauses (ii) through (iv) for such matters that, individually or in the aggregate, would not reasonably be expected to prohibit or restrain the ability of Seller to enter into this Agreement or any Seller Documents or consummate the Transactions contemplated hereby or thereby.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or the Seller Documents or the compliance by Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act or (ii) the filing of the Certificate of Merger with Secretary of State of Delaware.

6.4    Ownership of Corporation Common Stock and Company Units.
(a)    The Seller, directly or indirectly, has good and valid title to 100% of the issued and outstanding shares of the Corporation Common Stock, free and clear of all Liens. At the Closing, upon delivery by the Escrow Agent, on behalf of Seller, of the stock certificates pursuant to Section 3.2(b)(iii) hereof, the Purchaser will acquire all of Seller’s rights, title and interest in and to 100% of the issued and outstanding shares of the Corporation Common Stock, free and clear of any Lien (other than any transfer restrictions under applicable securities Laws). All issued and outstanding shares of the Corporation Common Stock have been duly authorized and validly issued, are not subject to any preemptive rights and have been issued in compliance with all applicable Law including all applicable securities laws. There is no existing option, warrant, call, stock appreciation, phantom stock, right or Contract of any character to which the Corporation is a party or otherwise subject to requiring, and there are no securities of the Corporation outstanding that upon conversion, exercise or exchange would require, the purchase or issuance of any capital stock or other equity securities of the Corporation or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive capital stock or other equity securities of the Corporation. The Corporation is not a party to, or otherwise subject to, any shareholder agreements, registration rights agreements, voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the capital stock of the Corporation or requiring the Corporation to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no bonds, debentures or other Indebtedness having the express right to vote on the election of directors or managers of the Corporation or otherwise vote with or as part of a class with any capital stock or other equity securities of the Corporation.
(b)    As of the Closing Date, the Corporation will have good and valid title to 32,275,114 Class A Units (less a number of Units that will be distributed to, and held directly by, Silver Lake Technology Associates III, L.P. in respect of its general partner interest in SLP III Quicksilver Feeder II, L.P. in connection with Step 2 of the Restructuring as set forth on Exhibit G), free and clear of all Liens (other than any transfer restrictions under applicable securities Laws).
6.5    Operations of Corporation. At the effective time of the Purchase, the Corporation will have no assets, Liabilities, obligations of any nature or direct or indirect interest of any kind in any other Person, other than (i) those reflected in Net Working Capital, (ii) Units of the Company held by it, and (iii) pursuant to this Agreement and the Transactions contemplated hereby.
6.6    Litigation. There are no Legal Proceedings pending, or to the knowledge of Seller threatened against (i) Seller or any of its respective executive officers relating to the Transactions or (ii) the Corporation. Neither Seller nor the Corporation are subject to any Orders that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Seller or the Corporation or that would reasonably be expected to prohibit or restrain the ability of Seller to enter into this Agreement or any Seller Documents or consummate the Transactions contemplated hereby or thereby.

6.7    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller in connection with the Transactions and no other Person is entitled to any fee or commission or like payment in respect thereof, in each case that would result in a Liability of or to the Company or any of its Subsidiaries at or prior to the Closing or if this Agreement were terminated.
6.8    Taxes.
(a)    The Corporation has duly and timely filed all material Tax Returns that are required by applicable Laws to be filed by it. All such Tax Returns were true, correct, and complete in all material respects.
(b)    The Corporation has paid all material Taxes due and payable by it.
(c)    All material Taxes that the Corporation is required by Law to deduct, withhold, and collect have been duly and timely deducted, withheld, collected and timely paid over to the appropriate Governmental Body.
(d)    There is no audit, examination, proceeding, deficiency or refund litigation outstanding with respect to any material Taxes of the Corporation and no Taxing Authority has given written notice of the commencement of any audit, examination, proceeding or deficiency litigation with respect to any such Taxes.
(e)    There are no Liens as a result of any material unpaid Taxes upon any of the assets of the Corporation other than Permitted Liens.
(f)    The Corporation (i) is not and has never been a member of an affiliated group (other than a group the common parent of which is the Corporation) filing a consolidated federal income Tax Return and (ii) does not and has never had any liability for material Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.
(g)    The Corporation is not a party to, is not bound by, and does not have any material obligation under any Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).
(h)    The Corporation has never been a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.
(i)    The Corporation has never engaged in any “listed transactions” as defined in Section 6111 of the Code or the regulations promulgated thereunder.
ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer Corp, Buyer Corp Sub and Buyer LLC Sub hereby represent and warrant, jointly and severally, to the Company and Seller that:

7.1    Organization and Good Standing. Each of Buyer Corp and Buyer Corp Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and each has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted. Buyer LLC Sub is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted.
7.2    Authorization of Agreement. Each of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer Corp, Buyer Corp Sub or Buyer LLC Sub in connection with the consummation of the Transactions contemplated hereby and thereby (collectively, the “Buyer Documents”) and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Buyer Document and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate actions on behalf of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly and validly executed and delivered by Buyer Corp, Buyer Corp Sub and Buyer LLC Sub (as applicable) and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligations of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub (as applicable), enforceable against each in accordance with its respective terms, in each case, subject to the Bankruptcy Exceptions.
7.3    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by Buyer Corp, Buyer Corp Sub or Buyer LLC Sub of this Agreement or the Buyer Documents (as applicable), the consummation of the Transactions contemplated hereby or thereby, or compliance by any of them with any of the provisions hereof or thereof will conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under, require a consent, notice or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any Lien (other than Permitted Liens) under, any provision of (i) the Organizational Documents of Buyer; (ii) any Contract or Permit to which Buyer is a party or by which any of the properties or assets of Buyer are bound; (iii) any Order applicable to Buyer or by which any of the properties or assets of Buyer are bound; or (iv) any applicable Law, except in the case of clauses (ii) through (iv) for such matters that, individually or in the aggregate, would not reasonably be expected to prohibit or restrain the ability of Buyer to enter into this Agreement or any Buyer Documents or consummate the Transactions contemplated hereby or thereby.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Buyer in connection with the execution and delivery of this Agreement or the Buyer Documents or the compliance by Buyer with any of the provisions hereof or thereof, or the consummation of the

Transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act or (ii) the filing of the Certificate of Merger with Secretary of State of Delaware.
7.4    Litigation. There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer Corp, Buyer Corp Sub or Buyer LLC Sub or any of their respective executive officers relating to the Transactions. None of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub are subject to any Orders that, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect on Buyer Corp, Buyer Corp Sub or Buyer LLC Sub or that are reasonably expected to prohibit or restrain the ability of Buyer Corp, Buyer Corp Sub or Buyer LLC Sub to enter into this Agreement or any Buyer Documents or consummate the Transactions contemplated hereby or thereby.
7.5    Financial Advisors. Except for Credit Suisse and Bank of America Merrill Lynch, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the Transactions and no other Person is entitled to any fee or commission or like payment in respect thereof, in each case that would result in a Liability of or to the Company or any of its Subsidiaries at or prior to the Closing or if this Agreement were terminated.
7.6    Financing. Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Buyer and/or any its Affiliates obtain financing for or related to any of the Transactions contemplated hereby. Buyer Opco has furnished the Company with a true, correct and complete copy of the executed Debt Commitment Letter, dated as of the date hereof, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG and Credit Suisse Securities (USA) LLC (such institutions and any other institutions or persons who provide, arrange or serve as agents for the Debt Financing, together with their respective successors and assigns, the “Debt Financing Sources”) and each executed fee letter associated therewith (provided that provisions in the fee letters may be redacted in a customary manner (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto and each such fee letters, collectively, the “Debt Commitment Letter”)). The Debt Commitment Letter has not been amended or modified prior to the date hereof, no such amendment or modification is contemplated as of the date hereof, and, to the Knowledge of Buyer, the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded by the Debt Financing Sources in any respect. As of the date hereof, there are no side letters or other Contracts or arrangements to which Buyer is a party that could affect the amount, availability or conditions of the Debt Financing other than as expressly set forth in the Debt Commitment Letter furnished to the Company pursuant to this Section 7.6. Assuming the satisfaction of the conditions set forth in Section 9.1 and the completion of the Marketing Period, the aggregate proceeds of the Debt Financing contemplated by the Debt Commitment Letter, when funded, together with funds then available to Buyer will, as of the Effective Time be sufficient to enable Buyer and the Surviving Company to pay and satisfy in full (a) the obligations pursuant to this Agreement to pay the Estimated Consideration, the Additional Consideration (if any), the Consideration Escrow Amount and the Holdback Amount, (b) all amounts payable at Closing pursuant to Sections 3.3 and 3.4, and (c) all fees and expenses of Buyer in connection with the Transactions payable at Closing (the amounts in clauses(a)-(c), the

“Required Amount”). As of the date hereof, the Debt Commitment Letter is not subject to any conditions precedent relating to the funding of the Debt Financing described therein other than as set forth therein and, on the date hereof, is binding and in full force and effect and is the legal, valid (assuming due authorization, execution and delivery by the other parties thereto), binding and enforceable obligation of Buyer Opco and, to the Knowledge of Buyer, each of the other parties thereto, as the case may be, subject to the Bankruptcy Exceptions. All commitments and other fees required to be paid under the Debt Commitment Letter prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Section 9.1 and the completion of the Marketing Period, Buyer is not aware of the existence of any fact or event as of the date hereof that would reasonably be expected to cause such conditions to funding not to be satisfied on or before the Closing Date or such funding not to be made available to Buyer Corp on or before the Closing Date.
7.7    Solvency. Assuming (a) the accuracy of the representations set forth in Articles V and VI, (b) the performance by the Company and Seller of all of their obligations hereunder and (c) the performance by the Company is materially consistent with the most recent financial forecasts of the Company and its Subsidiaries made available to Buyer prior to the date of hereof, then immediately following the Closing and after giving effect to all of the Transactions, including the Debt Financing, the payment of the aggregate consideration under this Agreement, any other repayment or refinancing of existing Indebtedness contemplated in this Agreement and payment of all related fees and expenses, Buyer Corp and its Subsidairies, on a consolidated basis, will be Solvent. For purposes of this Agreement, “Solvent”, when used with respect to a company, means that, as of any date of determination, (i) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) such company will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) such company will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the Transactions. The term “Solvency” shall have a correlative meaning. “Present Fair Salable Value”, when used with respect to a company, means the amount that may be realized if the aggregate assets of such company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.
7.8    Investment Representation. Buyer Corp Sub is acquiring the Corporation Common Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Buyer Corp Sub is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Buyer Corp Sub acknowledges that the Corporation Common Stock has not been registered under the Securities Act, or any state or foreign securities laws and that the Corporation Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Corporation Common Stock are

registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.
ARTICLE VIII

COVENANTS
8.1    Access to Information.
(a)    Prior to the Closing Date and subject to applicable Laws and Section 8.6, Buyer shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants) and the Debt Financing Sources, to have such access to the properties, businesses, employees and operations of the Corporation and the Company and its Subsidiaries and such examination of the books and records of the Corporation and the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Buyer’s efforts to consummate the Transactions, including integration planning. Any such access and examination shall be conducted during regular business hours and under circumstances that would not reasonably be considered to interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. Seller and the Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Corporation and the Company and its Subsidiaries to cooperate with Buyer and Buyer’s Representatives in connection with such access and examination, and Buyer and its Representatives shall cooperate with the Corporation and the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries or (ii) require the Company or any of its Subsidiaries to disclose information that in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or may conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound; provided, however, that the Company shall give notice to Buyer of the fact that it is withholding information or documents pursuant to clause (ii) or due to requirements of applicable Law and thereafter the Company shall use reasonable efforts to cause such information or documents to be provided in a manner that would not reasonably be expected to materially waive the applicable privilege or protection or violate the applicable restriction in contract or Law. No investigation by a party hereto or its Representatives shall affect the representations and warranties of the other parties set forth in this Agreement.
(b)    Notwithstanding anything to the contrary contained herein, prior to the Closing, (a) without the prior written consent of the Company (which consent may not be unreasonably withheld), Buyer shall not contact any suppliers to, or customers of, or dealers or developers doing business with, the Company or any Subsidiary, other than in the ordinary course of business of Buyer or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries, and provided that the Company shall have the right to have a Representative present during any such contact in the event that it consents to such contact, and (b) Buyer shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company.

8.2    Conduct of the Business Pending the Closing.
(a)    Prior to the Effective Time, except (i) as set forth on Schedule 8.2(a), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring), (iv) as reasonably necessary to enable the Company to avoid or mitigate a Data Compromise (provided that the Company shall promptly provide notice to Buyer following any use of the exception set forth in this clause (iv)) or (v) with the prior written consent of Buyer Corp (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to:
(i)    conduct the respective businesses of the Company and its Subsidiaries in all respects in the ordinary course of business consistent with past practice; and
(ii)    subject to the restrictions applicable to the Company as set forth in Section 8.2(b) below, use its commercially reasonable efforts to (A) preserve the present business operations, organization, assets, rights, properties and goodwill of the Company and its Subsidiaries, (B) preserve the present relationships with customers and suppliers of the Company and its Subsidiaries and (C) keep available the services of key personnel.
(b)    Prior to the Effective Time, except (i) as set forth on Schedule 8.2(b), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring), (iv) as reasonably necessary to enable the Company to avoid or mitigate a Data Compromise (provided that the Company shall promptly provide notice to Buyer following any use of the exception set forth in this clause (iv)) or (v) with the prior written consent of Buyer Corp (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit its Subsidiaries to:
(i)    (A) effect any recapitalization, reclassification, restructuring or like change in the capitalization of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend or other distribution of any kind with respect to its capital stock or other equity securities other than a dividend or distribution payable entirely in cash, (C) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity securities (other than (x) in connection with the withholding of Class C Units to satisfy Tax obligations with respect to the exercise of any Company Options or (y) repurchases from directors, employees or consultants in connection with the termination of their employment or service), or (D) issue, sell, split, combine, reclassify, encumber or dispose of any Units, shares of capital stock or other equity securities of the Company or any of its Subsidiaries (except for any issuance made pursuant to the exercise or vesting of any Company Options outstanding as of the date hereof) or grant options, warrants, calls or other rights to purchase Units, shares of the capital stock or other equity securities of the Company or any of its Subsidiaries;
(ii)    amend the Organizational Documents of the Company or its Subsidiaries;
(iii)    except as required by the terms of any Company Benefit Plan as in effect on the date of this Agreement, the terms of this Agreement or any applicable Law, (A)  increase the level of compensation payable or to become payable to any Service Provider (except for increases in annual base salaries or wage rate for employees other than executive officers of the Company or any of its Subsidiaries that are in connection with promotions in the ordinary course of business consistent with past practice and do not exceed (x) 10% for any employee and (y) $100,000 in the aggregate on an annualized basis), (B) grant any additional rights to change in control, severance or termination pay to any Service Provider (except for the payment of cash severance or termination pay in the ordinary course of business for employees other than executive officers of the Company or any of its Subsidiaries consistent with the cash severance level described on Schedule 8.10(a) (and contingent upon an effective release of claims in favor of the Company), with any such cash severance or termination pay to be satisfied in full prior to the Closing Date so that there are no continuing obligations to be satisfied following the Closing Date), (C) establish, enter into, adopt, modify or amend any Company Benefit Plan or any plan, program, policy, practice, contract, agreement or other arrangement that would be a Company Benefit Plan if in effect on the date of this Agreement (other than (x) to replace or amend any Company Benefit Plan if the cost of providing benefits thereunder is not increased, (y) to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business) or (z) to approve performance metrics under its annual bonus plans for the current fiscal year of the Company consistent with Schedule 8.2(b)(iii)), (D) grant or pay to any Service Provider or former Service Provider any bonus or other incentive compensation or retention compensation, or (E) terminate, other than for cause or due to permanent disability, or hire, any employee who has an annual base compensation greater than $150,000;
(iv)    acquire any Person or any division or business of any Person or any material assets from another Person or sell, assign, transfer, convey or otherwise dispose of any Subsidiary, division or business of the Company or any of its Subsidiaries or incorporate or otherwise create any new Subsidiary or sell, assign, transfer, convey or pledge any material assets;
(v)    merge with or into or consolidate with any other Person; adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization; or liquidate or dissolve;
(vi)    make any loan, advance or capital contribution to or investment in any Person (other than (A) loans, advances or capital contributions to or investments in a Subsidiary of the Company and (B) routine advances to employees for travel expenses and/or sales commissions in the ordinary course of business consistent with past practice) or incur any Indebtedness (other than revolving borrowings in the ordinary course of business pursuant to the Senior Secured Credit Facilities or Intercompany Indebtedness);
(vii)    compromise, waive or settle any claim or Legal Proceeding (other than any Tax matters which are exclusively covered by Section 8.2(b)(x)), provided that the Company and any of its Subsidiaries may enter into such compromises or settlements involving solely monetary damages of an amount not in excess of $1,000,000 in the aggregate (with any such settlements being paid prior to 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing or otherwise being a Specified Current Liability) following consultation with Buyer;
(viii)    enter into, materially modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any material Liability to any labor organizations;
(ix)    enter into or modify any Contract with any Affiliate of the Company (other than a Subsidiary), other than as otherwise permitted by Section 8.2(b)(iii);
(x)    make, change or rescind any election relating to Taxes, change any method of Tax accounting in respect of Taxes, file any amended Tax Return in respect of Taxes, or settle or compromise any proceeding, claim, investigation, audit or controversy relating to Taxes;
(xi)    except to the extent required by changes in GAAP, make any change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices;
(xii)    enter into any joint venture or similar agreement;
(xiii)    encumber or grant any Lien (other than Permitted Liens) on any asset, right or property (whether tangible or intangible) of the Company or any of its Subsidiaries (other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business consistent with past practice); or
(xiv)    (A) other than in the ordinary course of business consistent with past practice, amend, terminate or waive any rights under any Material Contract in any material respect or enter into any new Contract that would be a Material Contract if entered into prior to the date hereof or (B) enter into any new Contract that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the Transactions contemplated hereby;
(xv)    enter into any new line of business;
(xvi)    fail to use commercially reasonable efforts to maintain in full force and effect insurance policies providing coverage and amounts of coverage substantially comparable to that provided by the insurance policies as in effect on the day prior to the date of this Agreement;
(xvii)    except in the ordinary course of business consistent with past practice, guarantee or otherwise become liable or responsible for any Liability of any Person;
(xviii)    make or incur any capital expenditures requiring payments in excess of $2,500,000 in the aggregate (with any such payments being paid prior to 11:59 p.m. (New York time) on the Business Day immediately preceding the Closing or otherwise being a Specified Current Liability); or

(xix)    agree, authorize or commit to do anything prohibited by this Section 8.2(b).
Buyer acknowledges and agrees that: (a) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Company or Company Subsidiaries prior to the Effective Time and (b) prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
8.3    Consents. Buyer and the Company shall use (and the Company shall cause its Subsidiaries to use) their commercially reasonable efforts to obtain at the earliest practicable date the consents and approvals referred to in Sections 5.3, 6.3 and 7.3 hereof (or the Schedules thereto); provided, however, that (a) no party shall be obligated to pay consideration to any third party from whom consent or approval is requested under any Contract and (b) the consent of Buyer Corp shall be required with respect to any amendment or modification to any Contract or the making of any accommodation or other arrangement for the purpose of obtaining any such consent or approval that, in any instance, (i) would give rise to rights or obligations of any Person at or following the Closing or (ii) would result in terms and conditions under any such Contract that are, at or following the Closing, less favorable to Buyer or the Surviving Company and its Subsidiaries than are in effect as of the date hereof.
8.4    Regulatory Approvals.
(a)    Subject to the terms and conditions herein provided, each of the parties shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the Transactions. Subject to appropriate confidentiality protections (including the provisions of Section 8.6 hereof), each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.
(b)    Each of the parties shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Body and to obtain all consents, waivers, clearances and approvals of any Governmental Body necessary to consummate the Transactions. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Body relating to the Transactions or any of the matters described in this Section 8.4. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any meeting or conference call with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 8.4(b) or any other section of this Agreement as “legal counsel only.” Such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.
(c)    Without limiting the generality of the undertakings pursuant to this Section 8.4, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the Transactions, including filing any notification and report form and related material required under the HSR Act as promptly as practicable, but in no event later than five (5) Business Days after the date hereof, and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act or any other Competition Law. The parties hereto shall (and shall cause their respective “ultimate parent entities” as that term is defined in the HSR Act to ) request “early termination” of the waiting period under the HSR Act, and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Buyer shall be responsible for all filing fees applicable to Buyer and its ultimate parent entity under the HSR Act and under any such other laws or regulations applicable to Buyer. Seller, the Company and their respective Subsidiaries shall be responsible for all filing fees applicable to the Seller, the Company, or their respective Subsidiaries or ultimate parent entities under the HSR Act.
(d)    If any objections are asserted with respect to the Transactions contemplated hereby under any Competition Law or if any Legal Proceeding is instituted by any Governmental Antitrust Entity or any private party challenging any of the Transactions contemplated hereby as violative of any Competition Law, each of Buyer and the Company shall, at the sole cost and expense of Buyer, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the Transactions contemplated herein), and/or (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Antitrust Entity to prevent or enjoin consummation of this Agreement (and the Transactions contemplated herein), including by defending any Legal Proceeding brought by any Governmental Antitrust Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Antitrust Entity or private party may have to such transactions under such Competition Law so as to permit consummation of the Transactions.
(e)    Notwithstanding the foregoing, Buyer shall, and shall cause its controlled Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the Transactions contemplated hereby, including the Merger, to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer or its controlled Affiliates (including the Surviving Company and its Subsidiaries), (ii) terminating existing relationships, contractual rights or obligations of Buyer or its Subsidiaries (including the Surviving Company and its Subsidiaries), (iii) terminating any venture or other arrangement, and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Subsidiaries (including the Surviving Company’s and its Subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of Buyer and its Subsidiaries (including the Surviving Company and its Subsidiaries) in each case as may be required in order to enable the consummation of the Merger to occur as soon as reasonably possible (and in any event no later than the Outside Date) and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the Transactions contemplated hereby, including the Merger, and in that regard Buyer shall and, shall cause its controlled Affiliates (including the Surviving Company and its Subsidiaries) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Buyer’s or its controlled Affiliates’ (including the Surviving Company’s and its Subsidiaries’), ability to retain, any of the businesses, product lines or assets of Buyer or any of its Affiliates (including the Surviving Company and its Subsidiaries); provided, however, that nothing in this Agreement shall require Buyer or any of its Subsidiaries to take or agree to take, and none of Seller, the Company or the Corporation shall take, without the prior written consent of Buyer (to be provided in its sole and absolute discretion), any such actions under this Section 8.4(e) that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) on Buyer and its Subsidiaries or the Company and its Subsidiaries.
8.5    Further Assurances. Subject to all of the terms and conditions hereunder (including the proviso at the end of Section 8.4(e), during the period commencing on the date of execution of this Agreement and continuing until the Closing Date, each of Buyer, Seller and the Company shall use (and each shall cause each of its Subsidiaries to use) its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the Transactions and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Transactions. Each party to this Agreement shall, at the request of any other party, at any time and from time to time following the Effective Date, at the cost of the requesting party, execute and deliver to the requesting party such further instruments as may be reasonably necessary or appropriate in order to more effectively confirm or carry out the provisions of this Agreement.
8.6    Confidentiality. Buyer acknowledges that the information provided to them in connection with this Agreement and the Transactions contemplated hereby is subject to the terms of the confidentiality agreement between the Company and Buyer Opco dated as of March 25, 2014 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. The Confidentiality Agreement shall terminate at the Effective Time.
8.7    Indemnification, Exculpation and Insurance.
(a)    From and after the Closing Date, the Surviving Company shall indemnify, defend and hold harmless, to the fullest extent permitted under and subject to applicable Law, the individuals who on or prior to the Closing Date were (i) managers or officers of the Company, (ii) managers, directors or officers of any of its Subsidiaries and (iii) directors or officers of the Corporation (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries or the Corporation, as applicable, at any time on or prior to the Closing Date. Buyer agrees that all rights of the Indemnitees to advancement of expenses, indemnification and exculpation from liabilities for acts or omissions occurring on or prior to the Closing Date as provided in the Organizational Documents of the Company or any of its Subsidiaries or the Corporation as in effect on the date hereof, and any indemnification agreements of the Company or any of its Subsidiaries or the Corporation in favor of such Indemnitees as in effect on the date hereof, which indemnification agreements have been disclosed on Schedule 8.7(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law or approved by such Indemnitees. In addition, Buyer shall, or shall cause the Surviving Company to, advance, pay and/or reimburse any expenses of any Indemnitee under this Section 8.7 as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)    Buyer, from and after the Closing Date through the sixth anniversary of the Closing Date, shall cause (i) the Organizational Documents of the Surviving Company and each Subsidiary of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of certain liabilities, advancement of expenses, and indemnification than are set forth as of the date of this Agreement in the Organizational Documents of the Company and each Subsidiary, respectively, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to any acts or omissions occurring at or prior to the Closing.
(c)    Each of the Surviving Company and the Indemnitees shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
(d)    The Surviving Company shall provide or maintain in effect for six (6) years from and after the Effective Time, directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policy or policies provided for directors, managers and officers of the Company and its Subsidiaries and the Corporation as of the date hereof (the “Existing Policy”) on terms comparable in all material respects to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ and corporate liability insurance coverage for directors, managers and officers of the Company and its Subsidiaries and the Corporation with the amount of coverage at least equal to that of the Existing Policy and deductibles no larger than those customary for such type of insurance coverage; provided, however, that if such policies are not available at an annual premium not greater than 250% of the annual premium paid as of the date hereof under the Existing

Policies (such amount, the “Insurance Cap”) (which premium the Company hereby represents and warrants is as set forth in Schedule 8.7(d)), then the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap; provided that in lieu of the foregoing obligations, the Surviving Company may purchase a six-year prepaid “run off” or “tail” policy containing minimum aggregate limits of liability for directors’ and officers’ and corporate liability insurance coverage for directors, managers and officers of the Company and its Subsidiaries and the Corporation with the amount of coverage at least equal to that of the Existing Policy and deductibles no larger than those customary for such type of insurance coverage; provided further that if the total cost of such “run-off” or “tail” policy exceeds the Insurance Cap, then the Surviving Company may obtain a “run-off” or “tail” policy with the maximum coverage available for the respective Insurance Cap.
(e)    Notwithstanding anything to the contrary in this Section 8.7, Buyer agrees that any indemnification, advancement of expenses or insurance available to any Indemnitee who on or prior to the Closing Date was a director of the Corporation, a manager of the Company or a manager or director of any of its Subsidiaries by virtue of (i) such Indemnitee’s service as a partner or employee of any investment fund affiliated with Silver Lake Group, L.L.C. on or prior to the Closing Date (any such Indemnitee, a “SLP Director”) or (ii) such Indemnitee’s service as a director or manager of S-Corp on or prior to the Closing Date (any such Indemnitee, an “S-Corp Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Buyer, the Surviving Company and its Subsidiaries pursuant to this Section 8.7 and that Buyer, the Surviving Company and its Subsidiaries (i) shall be the primary indemnitors of first resort for SLP Directors and S Corp Directors pursuant to this Section 8.7, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to SLP Directors and S Corp Directors required by this Section 8.7 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any SLP Director or S Corp Director with respect to any matter for which such SLP Directors or S-Corp Directors are entitled to indemnification or recovery under this Section 8.7.
(f)    The provisions of this Section 8.7: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.
(g)    In the event that the Surviving Company or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving company or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.7.
(h)    The obligations of the Surviving Company under this Section 8.7 shall not be terminated or modified in such a manner as to materially and adversely affect any Indemnitee to whom this Section 8.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 8.7 applies shall be third party beneficiaries of this Section 8.7).
(i)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Corporation or any of their respective directors, managers or officers, it being understood and agreed that the indemnification provided for in this Section 8.7 is not prior to or in substitution for any such claims under such policies.
8.8    Preservation of Records. Buyer shall use commercially reasonable efforts to, and shall cause the Corporation, Buyer LLC Sub and the Surviving Company to use commercially reasonable efforts to, preserve and keep the records held by them relating to the respective businesses of the Corporation, the Company and the Company’s Subsidiaries for a period of seven (7) years from their date of creation or inception (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice at the expense of the requesting party, to Seller or any Unitholder as may be reasonably required by such party in connection with any insurance claims by, Legal Proceedings or Tax audits against, governmental investigations of, or compliance with legal requirements by, the Seller, the Unitholders or any of their Affiliates. The provision of any such records shall be made during regular business hours and under circumstances that would not reasonably be expected to interfere with the normal operations of the business of Buyer or the Surviving Company and shall be subject to restrictions under applicable Law.
8.9    Publicity.
(a)    Neither the Company nor Seller, on the one hand, or Buyer, on the other hand, shall issue any press release or public announcement or comment concerning this Agreement or the Transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless and only to the extent, in the judgment of the Company, Seller or Buyer, upon the good faith advice of counsel, disclosure is otherwise required by applicable Law (including the periodic reporting requirements under the Exchange Act) or under the rules of any securities exchange on which the securities of any of them or their respective Affiliates are listed; provided that, to the extent so required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof.
(b)    This Agreement, the Schedules and the Debt Commitment Letter and the terms and conditions set forth herein and therein shall be kept strictly confidential and shall not be disclosed or otherwise made available to any other Person and copies thereof shall not be publicly filed or otherwise made available to the public, except (i) by Buyer in connection with the Debt Financing and (ii) where such disclosure, availability or filing is required by applicable Law (including the periodic and current reporting requirements under the Exchange Act) and only to the extent required by such Law or under the rules of any securities exchange on which the securities of any party or its Affiliates are listed. In the event that such disclosure, availability or filing is required by applicable Law (other than any filing required by the Exchange Act or the Securities

Act), such party shall use its commercially reasonable efforts to obtain “confidential treatment” or similar treatment of this Agreement, the Schedules and the Debt Commitment Letter and to redact such terms thereof that the other party shall reasonably request.
8.10    Employment and Employee Benefits.
(a)    Buyer covenants and agrees to provide, or cause the Surviving Company and its Subsidiaries to provide, to each employee of the Company or its Subsidiaries immediately prior to the Closing who remains an employee of the Surviving Company or its Subsidiaries following the Closing (each, a “Company Employee”) (i) for a period of one (1) year following the Closing Date (the “Continuation Period”), (A) an annual base salary or annual base wage rate that is no less favorable than the annual base salary or annual base wage rate provided to such Company Employee immediately prior to the Closing Date, and (B) defined contribution and health and welfare benefits (other than severance benefits) that are substantially comparable, in the aggregate, to those provided to similarly-situated employees of Buyer; provided, that, with respect to each Company Employee, Buyer shall be deemed to comply with Section 8.10(a)(i)(B) if Buyer causes (x) the Surviving Company and its Subsidiaries to continue to provide health and welfare benefits (other than severance benefits) under the applicable Company Benefit Plans in effect immediately prior to the Closing Date until such Company Employee begins participating in the corresponding plan, program or arrangement of Buyer and (y) the Company Employees to commence participation in Buyer’s defined contribution plan as soon as reasonably practicable following the Closing Date and (ii) for the 2014 performance period, cash target incentive compensation opportunities (for the avoidance for doubt, excluding equity incentives) that are no less favorable than the cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives) provided to such Company Employee immediately prior to the Closing Date. In addition, during the Continuation Period, Buyer shall provide, or shall cause the Surviving Company and its Subsidiaries to provide, to each Company Employee whose employment is terminated without “cause” (determined in the discretion of Buyer, the Surviving Company or a Subsidiary thereof, as applicable) during the Continuation Period, the cash severance benefits described on Schedule 8.10(a).
(b)    For purposes of eligibility, vesting and level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan or retiree medical plan) under the benefit and compensation plans, programs, agreements and arrangements of Buyer, the Surviving Company or any of their respective Subsidiaries in which Company Employees are eligible to participate following the Closing (the “Buyer Plans”), Buyer shall, or shall cause the Surviving Company to, credit each Company Employee with his or her years of service with the Company, its Subsidiaries and any predecessor or other entities, to the same extent as such Company Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plans; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service or for purposes of a Buyer Plan under which similarly-situated employees of Buyer and its Subsidiaries do not receive credit for prior service with Buyer and its Subsidiaries (which category does not include the Buyer 401(k) Plan, the Buyer paid time off program, or the Buyer severance guidelines in effect on the date of this Agreement) or that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, Buyer shall, or shall cause the Surviving Company or any of their respective Subsidiaries to, cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all Buyer Plans, (ii) for purposes of each Buyer Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such Buyer Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Company Employee participated immediately prior to the Closing, and (iii) any eligible expenses incurred by a Company Employee during the portion of the plan year of the Company Benefit Plan ending on the date such Company Employee’s participation in the corresponding Buyer Plan begins to be taken into account for purposes of satisfying all co-payments, deductibles and maximum out-of-pocket expense requirements applicable to such Company Employee for the applicable plan year of such Buyer Plan as if such amounts had been paid in accordance with such Buyer Plan. The provisions of this Section 8.10(b) shall apply to Company Employees who immediately prior to the Closing Date were participants in Foreign Plans only to the extent relevant for purposes of participation in employer-sponsored plans in jurisdictions other than the United States and permitted by applicable Law.
(c)    Effective as of immediately prior to, and contingent upon, the Closing Date, the Company shall adopt such resolutions and/or amendments to terminate the Company’s tax-qualified savings plans or any 401(k) plan of any of its Subsidiaries (collectively, “Company 401(k) Plan”).  The Company shall provide Buyer with a copy of the resolutions and/or plan amendments, substantially in the form of Exhibit H, evidencing that the Company 401(k) Plan has been terminated in accordance with its terms. Prior to the Closing Date and thereafter (as applicable), the Company and Buyer shall take any and all action as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Buyer (the “Buyer 401(k) Plan”) to permit each Company Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Company Employee from the Company 401(k) Plan to the Buyer 401(k) Plan upon receipt of a favorable IRS determination letter on termination for the Company 401(k) Plan.
(d)    The provisions contained in this Section 8.10 are for the sole benefit of the respective parties hereto and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Section 8.10, express or implied, shall be construed or interpreted to (i) create any right, benefit or remedy of any nature whatsoever, including any right to continued employment or service, under or by reason of this Agreement, in any other person, including without limitation, any employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or Buyer Plan, (ii) amend any Company Benefit Plan, Buyer Plan or any other employee benefit plan. (iii) interfere with Buyer’s right to terminate the employment or services of any Service Provider for any reason.

8.11    Financing.
(a)    Subject to Section 8.11(b), Buyer shall (i) use its reasonable best efforts (taking into account the expected timing of the Marketing Period) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Debt Financing necessary to pay the Required Amount on the terms and conditions described in the Debt Commitment Letter (including the exercise of so-called “flex” provisions), including using reasonable best efforts to (A) satisfy on or prior to the Closing Date (or obtain the waiver of) all conditions to the funding of the Debt Financing as are applicable to Buyer as set forth in the Debt Commitment Letter and the definitive agreements to be entered into pursuant to the Debt Commitment Letter that are within the control of Buyer and (B) negotiate and enter into definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained in the Debt Commitment Letter or on other terms no less favorable, in the aggregate, to Buyer than the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter and (ii) comply with its obligations under the Debt Commitment Letter.
(b)    Subject to the terms and conditions of the Debt Commitment Letter, Buyer shall use its reasonable best efforts to cause the lenders and the other Persons providing such financing to provide the Debt Financing on the Closing Date (which shall include, for the avoidance of doubt and without limiting the generality of the foregoing, by enforcing its rights under the Debt Commitment Letter (but shall not include commencing litigation against the Debt Financing Sources)). In the event any portion of the debt financing contemplated in the Debt Commitment Letter becomes unavailable on the terms and conditions (including any "flex" provisions) contemplated in the Debt Commitment Letter, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing from alternative sources in an amount at least equal to the Required Amount and on terms and conditions no less favorable, in the aggregate, to Buyer than those in the Debt Commitment Letter (or, if such terms and conditions are not then available, then on other terms that are acceptable to Buyer in its sole discretion). For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question).
(c)    Buyer shall promptly notify the Company in writing of (i) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by Buyer under the Debt Commitment Letter or any definitive agreements related to the Debt Financing or, to the Knowledge of Buyer, any other party to the Debt Commitment Letter or definitive agreement related to the Debt Financing, (ii) if and when Buyer becomes aware that any portion of the Debt Financing necessary to pay the Required Amount will not be available to consummate the Transactions and (iii) of any termination of the Debt Commitment Letter; provided that in no event shall Buyer be required to disclose any information that is subject to attorney-client or similar privilege if Buyer shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. In the event that Buyer does not provide access or information in reliance on the proviso to the immediately preceding sentence, Buyer shall provide notice to the Company that such access or information is being withheld and Buyer shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.
(d)    Without the prior written consent of the Company, Buyer shall not consent to (i) any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver would (A) impose additional conditions precedent or change the conditions precedent set forth therein in a manner that would reasonably be expected to adversely affect the ability of the Buyer to consummate the transactions contemplated by this Agreement or the likelihood of the Buyer doing so, (B) taking into account the expected timing of the Marketing Period, materially delay the timing of the funding of the commitments thereunder, (C) reduce the aggregate cash amount of the funding commitments thereunder below the Required Amount, (D) materially and adversely impact the ability of Buyer to enforce its rights under the Debt Commitment Letter or (E) reasonably be expected to make funding of the commitments thereunder less likely to occur (collectively, the “Restricted Commitment Letter Amendments”) (for the avoidance of doubt, it is understood that, Buyer may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties, individually or in the aggregate, would not prevent, impair or materially delay the availability of the Debt Financing or the consummation of the transactions contemplated by this Agreement, taking into account the expected timing of the Marketing Period) or (ii) early termination of the Debt Commitment Letter unless such Debt Commitment Letter is promptly replaced by a new commitment or Debt Financing that, in each case, would not (if it were an amendment to the Debt Commitment Letter) constitute a Restricted Commitment Letter Amendment. Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to maintain the effectiveness of the Debt Commitment Letter until the Transactions are consummated. For purposes of this Agreement, references to either “Debt Commitment Letter” and to the “Debt Financing” (in each case, other than references to such terms for purposes of representations made at the date of this Agreement) shall include such document and such financing contemplated thereby as permitted or required by this Section 8.11 to be amended, modified, replaced or waived, in each case from and after such amendment, modification, replacement or waiver.
8.12    Financing Assistance.
(a)    Prior to the Closing, the Company agrees to use reasonable best efforts to provide, and shall use reasonable best efforts to cause the Company’s Subsidiaries and its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives to provide, such cooperation in connection with the Debt Financing as may be reasonably requested by Buyer, including using their respective reasonable best efforts to: (i) promptly furnish Buyer and its financing sources with (A) (1) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and income statements and statements of stockholders’ equity and cash flows for each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and an unqualified audit report relating thereto and (2) unaudited consolidated financial statements of the Company consisting of balance sheets and income statements and statements of cash flows as of the last day of and for the most recently completed fiscal quarter ended at least 45 days before the Closing Date, or, in the case of the statement of cash flows, for the period from the beginning of the most recently completed fiscal year ended at least 90 days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least 45 days before the Closing Date, other than with respect to any quarter-end that is also a fiscal year-end (collectively, the information described in this clause (i)(A), the “Required Financial Information”) and (B) such other pertinent financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Buyer in connection with the Debt Financing; (ii) assist Buyer and Buyer LLC Sub in their preparation of the pro forma financial statements in connection with the Financing (including by providing such financial information about the Company and its Subsidiaries as is reasonably requested by Buyer in order for Buyer to prepare such pro forma financial statements); (iii) participate in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and ratings agencies in connection with any of such Debt Financing; (iv) assist Buyer and its financing sources in the preparation of (A) any offering documents, private placement memoranda, bank information memoranda (including any public-side versions thereof) and similar documents and (B) materials for rating agency presentations; (v) cooperate with the marketing efforts of Buyer and its financing sources for any of such Debt Financing; (vi) facilitate the pledging of collateral and the provision of guarantees; provided that any such pledges and guarantees shall be authorized and become effective only at, or as of, the Closing; (vii) obtain surveys and title insurance (including delivering such title affidavits reasonably requested by the title insurer) at the expense of and as reasonably requested by Buyer; (viii) (A) with respect to the Credit Facilities, deliver all notices and take other actions required to facilitate the termination of commitments in respect of the Credit Facilities, repayment in full of all obligations in respect of the Credit Facilities and release of any Liens and guarantees in connection therewith on the Closing Date and (B) furnish to Buyer, no later than three (3) Business Days prior to the Closing Date, (I) a customary payoff letter (which for the avoidance of doubt, shall include lien releases (and authorizations for Buyer and/or its designees to effectuate UCC-3 filings) and discharges of obligations of the Company and its Subsidiaries with respect to the Senior Secured Credit Facilities) from all financial institutions and other Persons party to the Senior Secured Credit Facilities, or the applicable agent, trustee or other representative on behalf of such Persons and (II) with respect to the Corporate Headquarters Loan, a payoff letter from Alpine Bank stating that upon receipt of payment of the applicable payoff amount plus any accrued interest, all obligations (including guarantees) in respect of the Corporate Headquarters Loan and Liens in connection therewith on the assets of the Company or any Subsidiary of the Company shall be, substantially concurrently with the receipt of the applicable payoff amount on the Closing Date, released or arrangements reasonably satisfactory to Buyer for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar Indebtedness (each payoff letter described in (I) and (II), a “Payoff Letter”); (ix) provide all documentation and other information with respect to the Company and its Subsidiaries at least five (5) days prior to the Closing Date as shall have been reasonably requested in writing by Buyer at least ten (10) days prior to the Closing Date that is customarily required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (x) cooperate with the Debt Financing Sources’ “due diligence” investigation with respect to the Company and its Subsidiaries and (xi) assist in the preparation and negotiation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Buyer and facilitate the execution and delivery of such documents (which documents shall only be required to become effective as of the Closing Date). Notwithstanding the foregoing, (w) the covenants of the Company set forth in this Section 8.12 shall not, in the context of any Debt Financing other than that contemplated by the Debt Commitment Letter as in effect on the date hereof and referenced in Section 7.6, impose on the Company or any of the Company’s Subsidiaries or any of its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives, any meaningfully greater burden, obligation, time commitment or other commitment than those that had been (or would have been) imposed on them in the context of the Debt Financing contemplated by the Debt Commitment Letter as in effect on the date hereof and referenced in Section 7.6, (x) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (y) none of the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee prior to the Effective Time in connection with the Debt Financing or incur or assume any other liability or obligation prior to the Effective Time pursuant to the Debt Commitment Letters or the definitive documentation relating to the Debt Financing and (z) none of the Company, its Subsidiaries and their respective officers, directors, employees shall be required to authorize, execute or enter into or perform any agreement (other than the authorization and representation letters contemplated above) or adopt any resolution or otherwise take any corporate or similar action with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time it being understood that Persons who are the general partners, members of the board of directors, managing members, or other equivalent governing body(ies) of the Company and its Subsidiaries prior to the Effective Time in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing). The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries. Notwithstanding anything to the contrary provided in the Confidentiality Agreement or herein, Buyer and its Affiliates and its and their Representatives shall be permitted to disclose information about the Company and its Subsidiaries as necessary and consistent with customary practices in connection with the Debt Financing subject to customary confidentiality arrangements.
(b)    None of the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives shall be required to bear any out-of-pocket cost or expense (except to the extent such Person is promptly reimbursed) or provide or agree to provide prior to the Effective Time any indemnity in connection with the Debt Financing contemplated by the Debt Commitment Letter or their performance of their respective obligations under this Section 8.12. If this Agreement is terminated for any reason (such that the Closing does not occur), (i) Buyer shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 8.12 (other than in respect of the preparation of the Required

Financial Information and other than to the extent arising from the gross negligence or willful misconduct of the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, accountants, consultants, legal counsel, agents or other Representatives), and any information utilized in connection therewith (other than information (other than projections and other forward-looking statements) related to the Company or its Subsidiaries provided by or on behalf of the Company or its Subsidiaries in writing specifically for use in connection with the Debt Financing) and (ii) Buyer shall, promptly upon request of the Company, reimburse the Company and its Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 8.12. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 8.12 represent the sole obligation of the Company and its Subsidiaries and its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.
8.13    Closing Certificate. The Company and Seller each shall deliver to Buyer at Closing a FIRPTA certificate in the form attached hereto as Exhibit F-1 and F-2 respectively, duly executed and acknowledged, certifying any facts that would exempt the Transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury regulations thereunder.
8.14    Escrow Agreement. At the Closing, each of Buyer and the Equityholders’ Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent to duly execute and deliver to Buyer and the Equityholders’ Representative, the Escrow Agreement. Prior to the Closing, the parties hereto shall take all reasonable actions to appoint U.S. Bank National Association as Escrow Agent. In the event that U.S. Bank National Association is unable or unwilling to serve as Escrow Agent, the parties hereto shall take all reasonable actions to appoint a mutually agreeable institution as Escrow Agent.
8.15    Restructuring. Prior to the Closing, the Company and Seller shall, and shall cause their respective Affiliates to, take all actions and to do all things necessary, proper or advisable under law to effect the transactions set forth on Exhibit G in the manner set forth therein (such transactions, together with any modifications made pursuant to the following sentences of this Section 8.15, collectively the “Restructuring”). The Company and Seller may modify the transactions set forth on Exhibit G hereto, provided that no such modifications shall (i) impair or delay consummation of the Transactions, (ii) cause or result in any breach of any representation or warranty of Seller or the Company made in this Agreement or (iii) increase any liability of Buyer, Seller or the Surviving Company. The Company shall notify Buyer Corp promptly in writing of any changes to the Restructuring reasonably in advance of effecting any modified step of the Restructuring and shall consider in good faith any comments received from Buyer.
8.16    [Reserved].
8.17    Taxes.
(a)    Buyer shall furnish to the Unitholders as soon as reasonably practicable after the end of the taxable year of the Company that includes the Closing Date and in any event within

150 days after such date the U.S. federal and state income Tax Returns of the Company for such taxable year and all information concerning the Company and its Subsidiaries required for the preparation of income Tax Returns of the Unitholders, including Schedule K-1s for the Unitholders, in sufficient detail to enable each Unitholder to prepare its federal, state, local, foreign and other income Tax Returns with respect to pre-Closing Tax periods. Buyer shall deliver to the Equityholders’ Representative draft U.S. federal and state income Tax Returns of the Company for the taxable year (or portion thereof) that includes the Closing Date (a “Pre-Closing Income Tax Return“) within 120 days after the Closing Date and shall prepare such Pre-Closing Income Tax Returns in a manner consistent with past practice. The Equityholders’ Representative and Buyer shall act in good faith to resolve any dispute with respect to such Pre-Closing Income Tax Returns prior to the date on which the relevant Pre-Closing Income Tax Return is required to be filed. If the parties cannot resolve any disputed item, the item in question shall be resolved by the Independent Accountant, whose decision shall be final and binding and whose expenses shall be shared equally by the Equityholders’ Representative, on the one hand, and Buyer on the other hand.
(b)    The parties agree that any deductions arising from any payments made by or on behalf of the Company or the Corporation pursuant to this Agreement (including any payment in respect of the Company Options and Transaction Costs) shall to the extent permitted by Law be claimed in any taxable period of the Company or the Corporation ending on the Closing Date, and shall prepare all Tax Returns of the Company or the Corporation in a manner consistent with this Section 8.17(b).
(c)    Buyer and the Equityholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding or any tax planning and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)    Buyer shall represent the interests of the Company and its Subsidiaries in any audit or dispute of a Tax Return of the Company or any of its Subsidiaries, including, without limitation, any disposition of such audit and any litigation resulting therefrom; provided that to the extent any such audit or dispute may affect the tax liability of a Unitholder (i) Buyer shall provide the Equityholders’ Representative with copies of all correspondence, notices and other written materials received from any taxing authorities and shall otherwise keep the Equityholders’ Representative and its tax advisor advised of significant developments in the audit or dispute and of significant communications involving representatives of the taxing authorities, (ii) Buyer shall provide the Equityholders’ Representative with a copy of any written submission to be sent to a taxing authority prior to the submission thereof and shall consider any comments or suggested revisions that the Equityholders’ Representative may have with respect thereto and (iii) to the extent the audit or dispute relates to a taxable period ending on or prior to the Closing Date, the Equityholders’ Representative shall be able to participate in such audit or dispute, and Buyer shall not settle or otherwise resolve such audit or dispute without the consent of the Equityholders’ Representative, such consent not to be unreasonably withheld, conditioned or delayed.

(e)    No later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Equityholders’ Representative the proposed allocation of the aggregate Unit Merger Consideration paid by Buyer in the Merger pursuant to this Agreement among the assets of the Company (the “Proposed Allocation”) in a manner consistent with Sections 743 and 754 of the Code. If within thirty (30) days after the Equityholders’ Representative’s receipt of the Proposed Allocation, the Equityholders’ Representative shall not have objected in writing to the Proposed Allocation, then the Proposed Allocation shall become the Final Allocation, as defined below. In the event that the Equityholders’ Representative objects in writing within such 30 days period, Buyer and the Equityholders’ Representative shall negotiate in good faith to resolve the dispute. If Buyer and the Equityholders’ Representative fail to agree on such allocation within thirty (30) days of Buyer’s receipt of the Equityholders’ written objection, such allocation shall be determined, within a reasonable time, by an independent, nationally recognized firm of accountants mutually selected by the parties. The allocation of the Unit Merger Consideration, as agreed upon by Buyer and the Equityholders’ Representative (as a result of either the Equityholders’ Representative’s failure to object to the Proposed Allocation or of good faith negoations between Buyer and the Equityholders’ Representative) or determined by a firm of accountants under this Section 8.17(d), (the “Final Allocation”) shall be final and binding upon the parties. Each of Buyer and the Equityholders’ Representative shall bear all fees and costs incurred by it in connection with the determination of the allocation of the Unit Merger Consideration, except that the parties shall each pay one-half (50%) of the fees and expenses of such accounting firm. Each of Buyer and the Equityholders’ Representative agree to timely file, or cause to be timely filed, Internal Revenue Servie Form 8594 (or any comparable form under state or local Tax law) and any required attachment thereto in accordance with the Final Allocation. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local law), the Buyer, the Equityholders’ Representative, the Seller and the Unitholders shall not take, or permit its Affiliates to take, a Tax position which is inconsistent with the Final Allocation.
(f)    For U.S. federal income tax purposes, the parties intend that (i) the Purchase be treated as the acquisition by Buyer Corp from Seller of the outstanding Corporation Common Stock in exchange for the Purchase Consideration and the Seller’s rights to receive payments under the Tax Receivable Agreement and (ii) the Merger be treated as the acquisition by Buyer Corp Sub from each Unitholder (other than the Corporation) of the Units held by such Unitholder immediately prior to the Merger in exchange for the Unit Merger Consideration in respect of such Units and such Unitholder’s rights to receive payments under the Tax Receivable Agreement.
8.18    Exclusive Dealing. During the period from the date of this Agreement through the Effective Time or the earlier termination of this Agreement pursuant to ARTICLE IV hereof, none of Seller, the Company or the Equityholders’ Representative shall (and shall instruct and cause its Subsidiaries, Affiliates and the officers, directors and employees of Seller, the Company and the Equityholders’ Representative, as applicable, and their respective Affiliates not to, and shall direct the representatives and agents of Seller, the Company and the Equityholders’ Representative, as applicable, not to), directly or indirectly, encourage, initiate, engage, facilitate or participate in any discussions or negotiations with, provide any information regarding the Company to, negotiate any Contract with, solicit or entertain inquiries from, solicit or accept an offer from, or grant access to the Company’s facilities or personnel to, any Person with regard to a possible sale of all or any material portion of the assets of, more than a de minimis portion of any class of Units or other equity interests of, or any acquisition or merger of the Company or its Subsidiaries (other than assets of the Company sold in the Ordinary Course of Business). Seller, the Company and the Equityholders’ Representative shall (and shall direct their representatives to) immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons (other than Buyer) conducted heretofore with respect to any of the foregoing.
ARTICLE IX

CONDITIONS TO CLOSING
9.1    Conditions Precedent to Obligations of Buyer. The obligations of Buyer to consummate the Purchase and the Merger are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer Corp in whole or in part to the extent permitted by applicable Law):
(a)    (1) (i) the representations and warranties of the Company and Seller set forth in this Agreement (other than (x) Sections 5.1 (first and last sentences only), 5.2, 5.3(a)(i), 5.4, 5.5(b), 5.8(a), 6.1 (first sentence only), 6.2, 6.3(a)(i), 6.4, and 6.5 (collectively, the “Fundamental Representations”) and (y) those other representations and warranties that address matters as of a specific date) shall be true and correct as of the Closing Date as though then made at and as of such time (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties), and (ii) the representations and warranties of the Company and Seller set forth in this Agreement that address matters as of a specific date (other than the Fundamental Representations), shall be true and correct as of such dates (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; (2) the Fundamental Representations (other than the Fundamental Representation set forth in Sections 5.4(a), 5.8(a) and 6.4) shall be true and correct (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties) in all material respects as of the Closing Date as though then made at and as of such time (except for Fundamental Representations that address matters only as of a specific date, which Fundamental Representations (other than the Fundamental Representation set forth in Sections 5.4(a), 5.8(a) and 6.4) shall continue as of the Closing Date to be true and correct (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties) as of such specific date in all material respects); (3) the representations and warranties set forth in Sections 5.4(a), 5.8(a) and 6.4 shall be true and correct in all respects as of the Closing Date as though then made at and as of such time; and (4) Buyer shall have received a certificate signed by an executive officer of the Company (solely with respect to the representations and warranties set forth in Article V) and of Seller (solely with respect to the representations and warranties set forth in Article VI), dated the Closing Date, to the foregoing effect;
(b)    (i) the Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Buyer shall have received a certificate or certificates signed by an executive officer of the Company, dated the Closing Date, to the foregoing effect and (ii) the Seller shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Buyer shall have received a certificate or certificates signed by an executive officer of the Seller, dated the Closing Date, to the foregoing effect;
(c)    there shall not be in effect any Law or Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries prohibiting the consummation of the Purchase or the Merger;
(d)    any waiting period applicable to the Transactions under the HSR Act shall have expired (or early termination shall have been granted); and
(e)    since the date hereof, there shall not have occurred any Material Adverse Effect or any Catastrophic Data Compromise Event.
9.2    Conditions Precedent to Obligations of the Company and Seller. The obligations of the Company and Seller to consummate the Purchase and the Merger are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company or Seller in whole or in part to the extent permitted by applicable Law):
(a)    (1) (i) the representations and warranties of Buyer set forth in this Agreement (other than (x) Sections 7.1, 7.2, 7.3(a)(i), and 7.5 (collectively, the “Buyer Fundamental Representations”) and (y) those other representations and warranties that address matters as of a specific date) shall be true and correct as of the Closing Date as though then made at and as of such time (without giving effect to materiality or similar phrases in the representations and warranties), and (ii) the representations and warranties of Buyer set forth in in this Agreement that address matters as of a specific date (other than the Buyer Fundamental Representations) shall be true and correct as of such dates (without regard to materiality or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect; (2) the Buyer Fundamental Representations shall be true and correct (without giving effect to materiality or similar phrases in the representations and warranties) in all material respects as of the Closing Date as though then made at and as of such time (except for Buyer Fundamental Representations which address matters only as of a specific date, which Buyer Fundamental Representations shall continue as of the Closing Date to be true and correct (without giving effect to materiality or similar phrases in the representations and warranties) in all material respects as of such specific date); and (3) the Company shall have received a certificate signed by an executive officer of Buyer Corp, dated the Closing Date, to the foregoing effect;
(b)    each of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate or certificates signed by an officer of Buyer Corp, Buyer Corp Sub and Buyer LLC Sub, dated the Closing Date, to the foregoing effect;
(c)    there shall not be in effect any Law or Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries prohibiting the consummation of the Purchase or the Merger; and
(d)    any waiting period applicable to the Transactions under the HSR Act shall have expired (or early termination shall have been granted).
9.3    Frustration of Closing Conditions. Neither the Company nor Seller, on the one hand, or Buyer, on the other hand, may rely on the failure of any condition set forth in Sections 9.1 or 9.2, as the case may be, if such failure was caused by such party’s (or, in the case of Buyer, any of Buyer Corp’s, Buyer Corp Sub’s, or Buyer LLC Sub’s) failure to comply with any provision of this Agreement.
ARTICLE X

ADDITIONAL AGREEMENTS
10.1    No Other Representations. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (AS QUALIFIED BY THE SCHEDULES), NEITHER THE SELLER NOR THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE CORPORATION, THE COMPANY OR THE COMPANY’S SUBSIDIARIES OR THE TRANSACTIONS. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES TO THE SELLER’S AND THE COMPANY’S EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE SELLER, THE CORPORATION, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES. BUYER ACKNOWLEDGES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS AND BUSINESS OF THE CORPORATION, THE COMPANY AND THE COMPANY’S SUBSIDIARIES AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, BUYER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NEITHER THE SELLER NOR THE COMPANY

MAKES, NOR HAS EITHER MADE (NOR HAS EITHER AUTHORIZED ANY OTHER PERSON TO MAKE ON ITS BEHALF), ANY REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE CORPORATION, THE COMPANY OR THE COMPANY’S SUBSIDIARIES OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. BUYER SHALL ACQUIRE THE CORPORATION, THE COMPANY AND THE COMPANY’S SUBSIDIARIES (I) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE CORPORATION OR THE COMPANY OR THE COMPANY’S SUBSIDIARIES, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (AS QUALIFIED BY THE SCHEDULES). BUYER HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE SELLER, THE UNITHOLDERS, THE COMPANY OPTIONHOLDERS, THE EQUITYHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OFFICER, DIRECTOR, MANAGER, MEMBER, PARTNER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF ANY OF THE FOREGOING RELATING TO THE OPERATION OF THE CORPORATION, THE COMPANY, THE COMPANY’S SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER ARISING UNDER OR BASED UPON ANY FEDERAL, STATE, LOCAL OR FOREIGN STATUTE, LAW, ORDINANCE, RULE OR REGULATION OR OTHERWISE (INCLUDING ANY RIGHT, WHETHER ARISING AT LAW OR IN EQUITY, TO SEEK INDEMNIFICATION, CONTRIBUTION, COST RECOVERY, DAMAGES, OR ANY OTHER RECOURSE OR REMEDY, INCLUDING AS MAY ARISE UNDER COMMON LAW). FURTHERMORE, WITHOUT LIMITING THE GENERALITY OF THIS SECTION 10.1, FROM AND AFTER THE CLOSING, NO CLAIM SHALL BE BROUGHT OR MAINTAINED BY BUYER OR ANY OF ITS RESPECTIVE SUBSIDIARIES OR AFFILIATES (INCLUDING, AFTER THE CLOSING, THE SURVIVING COMPANY AND EACH OF ITS SUBSIDIARIES) AGAINST THE SELLER, THE UNITHOLDERS, THE COMPANY OPTIONHOLDERS, THE EQUITYHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OFFICER, DIRECTOR, MANAGER, MEMBER, PARTNER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF ANY OF THE FOREGOING, AND NO RECOURSE SHALL BE SOUGHT OR GRANTED AGAINST ANY OF THEM, BY VIRTUE OF OR BASED UPON (I) ANY ALLEGED MISREPRESENTATION OR INACCURACY IN OR BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES OR COVENANTS SET FORTH OR CONTAINED IN THIS AGREEMENT, ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER OR THE SUBJECT MATTER OF THIS AGREEMENT, OR (II) THE BUSINESS, THE OWNERSHIP, OPERATION, MANAGEMENT, USE OR CONTROL OF THE BUSINESS OF THE CORPORATION, THE COMPANY OR THE COMPANY’S SUBSIDIARIES, ANY OF THEIR ASSETS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY ACTIONS OR OMISSIONS AT OR PRIOR TO THE

CLOSING DATE; PROVIDED, HOWEVER, THAT THE FOREGOING WAIVERS AND RESTRICTIONS SHALL NOT APPLY WITH RESPECT TO MATTERS THAT CANNOT BE WAIVED IN ACCORDANCE WITH LAW. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 10.1 SHALL BE CONSTRUED TO LIMIT THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING ARTICLE V AND ARTICLE VI (AS QUALIFIED BY THE SCHEDULES).
10.2    No Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for (i) those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing and (ii) ARTICLE XI.
ARTICLE XI

MISCELLANEOUS
11.1    Remedies.
(a)    The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, the Equityholders’ Representative or Seller, on the one hand, or Buyer, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, the Equityholders’ Representative or Seller, on the one hand, and Buyer, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, and this right shall include the right of the Company to cause Buyer to enforce the terms of the Debt Commitment Letter (but shall not include commencing litigation against the Debt Financing Sources). The pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.
(b)    Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

(c)    Each of the Company, the Equityholders’ Representative and Seller, on the one hand, and Buyer, on the other hand, hereby agrees not to raise any objections to the availability of equitable remedies, including specific performance, to prevent or restrain breaches or threatened breaches of this Agreement by the Company, the Equityholders’ Representative, Seller or Buyer, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company, the Equityholders’ Representative, Seller or Buyer, as applicable, under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 11.1, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.1 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.1 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.1 prior or as a condition to exercising any termination right under ARTICLE IV (and pursuing monetary damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 11.1 or anything set forth in this Section 11.1 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE IV or pursue any other remedies under this Agreement.
(d)    In addition, notwithstanding anything in this Agreement to the contrary, each of the Company, the Seller and the Equityholders’ Representatives hereby waives and each of the Company and the Seller, on behalf of each of its respective Subsidiaries and Affiliates, hereby waives any claims against the Debt Financing Sources and their respective Affiliates relating to or arising out of this Agreement, the Debt Financing or the Transactions contemplated hereby and thereby, and each of the Company, the Seller and the Equityholders’ Representative hereby agrees that in no event shall the Debt Financing Sources and their respective Affiliates and Representatives have any liability or obligation to the Company, the Seller or the Equityholders’ Representative or any of their respective Subsidiaries or Affiliates relating to or arising out of this Agreement, the Debt Financing or the Transactions contemplated hereby and thereby; provided that, notwithstanding the foregoing, (x) nothing in this Section 11.1(d) shall in any way limit or modify the rights and obligations of Buyer under the Debt Commitment Letter or the rights of the Company with respect to Buyer pursuant to this Section 11.1 and (y) nothing in this Section 11.1(d) shall limit or modify the rights of the Surviving Company under or in respect of the Debt Financing or any contract or agreement in connection therewith.
11.2    Payment of Transfer Taxes. Except as may otherwise be provided in the Letters of Transmittal or the Company Optionholder Participation Agreement, all sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges (“Transfer Taxes”), of any nature whatsoever, applicable to, or resulting from, the Transactions shall be borne equally by Seller, on the one hand, and Buyer, on the other hand, with the portion of such Taxes or charges for which Seller is responsible to be paid by the Equityholders’ Representative from the Holdback Amount. All necessary Tax Returns and other documentation with respect to all such Transfer Taxes shall be timely filed by the party primarily responsible for such filing under applicable Law. The parties shall (and shall cause their respective Affiliates to) cooperate in (i) determining the amount of any Transfer Taxes, (ii) preparing any Tax Returns required to be filed with respect to any Transfer

Taxes and (iii) providing all requisite exemption certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any Transfer Taxes.
11.3    Expenses. Except as otherwise provided in this Agreement, each of the Company, the Equityholders’ Representative and Seller, on the one hand, and Buyer, on the other hand, shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transactions contemplated hereby and thereby; provided that the Company shall bear such expenses incurred by the Equityholders’ Representative. Buyer shall pay the fees and expenses of the Company to the extent required pursuant to Sections 8.4 and 8.12. Fees and expenses of the Escrow Agent relating to the Escrow Agreement shall be borne equally by Seller, the Unitholders (other than the holders of Specified Units) and the Vested Company Optionholders, on the one hand, and Buyer, on the other hand, with the portion of such fees for which Seller, the Unitholders (other than the holders of Specified Units) and the Vested Company Optionholders are responsible to be paid by the Equityholders’ Representative from the Holdback Amount.
11.4    Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits and Schedules hereto), the Tax Receivable Agreement and the Confidentiality Agreement, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, supplemented or changed by a written instrument signed by each of the parties hereto. A provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived may be sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
11.5    Governing Law; Consent to Jurisdiction.
(a)    This Agreement and all Legal Proceedings (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.
(b)    Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Legal Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Legal Proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Legal Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court and (iv) agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 11.6 set forth below shall be effective service of process for any Legal Proceeding brought in any such court.
(c)    Notwithstanding anything to the contrary contained in Section 11.5(b), each of the parties (i) agrees that it will not bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources and their respective Affiliates and Representatives in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) agrees that any such Legal Proceeding shall be governed by and construed in accordance with the Laws of the State of New York, without regard to conflicts of Law rules of such state that would result in the application of the Laws of any other state and (iii) and makes the agreements, waivers and consents set forth in Section 11.5(c) mutatis mutandis but with respect to the courts specified in this Section 11.5(c). Notwithstanding the foregoing, it is understood and agreed that (a) the interpretation of the definition of “Material Adverse Effect” (and whether or not a Material Adverse Effect has occurred), (b) the determination of the accuracy of any representation and warranty and whether as a result of any inaccuracy thereof Buyer has the right to terminate its obligations under this Agreement or to decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of this Agreement and, in any case, claims and disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

11.6    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):
If to Seller, to:
c/o Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Facsimile: (650) 233-8125
Attention:     Karen King

and

c/o Silver Lake Partners
9 West 57th Street
32nd Floor
New York, NY 10019
Facsimile: (212) 981-3535
Attention:     Andrew J. Schader

with a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Attention:     William R. Dougherty

If to the Company, to:
Mercury Payment Systems, Inc.
150 Mercury Village Drive
Durango, Colorado 81301
Facsimile: (970) 335-4709
Attention:     Ross Agre

with a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Attention:     William R. Dougherty
If to Buyer, to:
c/o Vantiv, LLC
8500 Governor’s Hill Drive
Maildrop 1GH1Y1
Cincinnati, OH 45249-1384
Facsimile: (513) 900-5200
Attention: Ned Greene
Jared Warner
with a copy (which shall not constitute notice or constructive notice) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile: (212) 403-2000
Attention:     Steven A. Rosenblum
Matthew M. Guest
11.7    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect. Upon a determination that any term or other provision is invalid, illegal, or incapable of being enforced, which determination has affected the economic or legal substance of the Transactions contemplated hereby in a manner adverse to any party, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
11.8    Binding Effect; Assignment.
(a)    This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (i) Section 8.7 shall be for the benefit of, and enforceable by, the Indemnitees, (ii) Sections 8.8, 11.2 and 11.3 shall be for the benefit of, and enforceable by, the Equityholders’ Representative on behalf of each of the Unitholders and the Vested Company Optionholders, as applicable, (iii) Section 8.12(b) shall be for the benefit of, and enforceable by, the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives, (iv) Section 11.9 shall be for the benefit of, and enforceable by, the Nonparty

Affiliates of the parties, (v) Section 11.10 shall be for the benefit of, and enforceable by, the Unitholders, STB and Morgan Lewis, (vi) Section 11.1(d), 11.5, 11.9, 11.13 and this 11.8(a)(vi) shall be for the benefit of, and enforceable by, the Debt Financing Sources and their respective Affiliates and Representatives (and notwithstanding anything to the contrary contained herein, none of Sections 11.1(d), 11.5, 11.9, 11.13 or this Section 11.8(a)(vi) (or any other provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of Sections 11.1(d), 11.5, 11.9, 11.13 or this Section 11.8(a)(vi)) may be modified, waived or terminated in a manner that is adverse in any respect to the Debt Financing Sources and their respective Affiliates and Representatives without the prior written consent of the Debt Financing Sources) and (vii) from and after the Effective Time, the rights of the Unitholders and the Vested Company Optionholders to receive the Estimated Consideration, the Additional Consideration (if any) and the Holdback Remainder Consideration (if any), in each case as set forth in Article III, shall be for the benefit of, and enforceable by, the Equityholders’ Representative on behalf of each of the Unitholders and the Vested Company Optionholders, as the case may be.
(b)    No assignment of this Agreement or of any rights or obligations hereunder may be made, directly or indirectly (by operation of law or otherwise), by (i) Seller or the Company, without the prior written consent of Buyer, or (ii) Buyer without the prior written consent of either the Company (prior to the Closing) or the Equityholders’ Representative (at and after the Closing), respectively. Any attempted assignment without obtaining such required consent shall be null and void. For the avoidance of doubt, in no event shall Buyer be permitted to assign this Agreement to any Person to the extent such that, as a result of such assignment, any additional consent or approval of, or filing, declaration or registration with, any Governmental Body or Governmental Antitrust Authority would be required under this Agreement or in connection with the Transactions contemplated hereby.
11.9    Non-Recourse. Except to the extent otherwise set forth in the Escrow Agreement, Selling Unitholder Noncompetition Agreement, Tax Receivable Agreement, Confidentiality Agreement, the Letters of Transmittal and the Company Optionholder Participation Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative or assignee of, and any financial advisor or lender or Debt Financing Source to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, Representative or assignee of, and any financial advisor or lender or Debt Financing Source to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Escrow Agreement, Selling Unitholder Noncompetition Agreement, Tax Receivable Agreement, Confidentiality Agreement, the Letters of Transmittal and the Company Optionholder Participation Agreements, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.
11.10    Provision Respecting Legal Representation. It is acknowledged by each of the parties that each of the Company and Seller and certain affiliates of Silver Lake Group, L.L.C. who are Unitholders (solely with respect to STB) have retained STB and Morgan Lewis to act as its counsel in connection with the Transactions contemplated hereby and that neither STB nor Morgan Lewis has acted as counsel for any other party in connection with the Transactions contemplated hereby. Each of Buyer and the Company and Seller hereby agrees that, in the event that a dispute arises after the Closing between Buyer, the Surviving Company or any of their respective Subsidiaries, on the one hand, and the Unitholders and/or the Company Optionholders, on the other hand, STB and Morgan Lewis may represent any or all of the Unitholders and/or the Company Optionholders in such dispute even though the interests of the Unitholders and/or the Company Optionholders may be directly adverse to Buyer, the Surviving Company or any of their respective Subsidiaries, and even though STB or Morgan Lewis formerly may have represented the Company and/or any of the Company’s Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if STB or Morgan Lewis, as applicable, at the time of such dispute, is handling ongoing matters for Buyer, the Surviving Company or any of their respective Subsidiaries. Buyer further agrees that, in connection with any future dispute between Buyer, the Surviving Company and/or any of their respective Affiliates, on the one hand, and any of the Seller, the Unitholders, the Company Optionholders and/or their respective Affiliates, on the other hand, with respect to the Transactions, as to all communications among STB or Morgan Lewis and any Unitholder and/or Company Optionholder that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the applicable Unitholder and/or Company Optionholder, as the case may be, and may be controlled by such Unitholder and/or Company Optionholder, as the case may be, and shall not pass to or be claimed by Buyer, the Surviving Company or any of their respective Affiliates.
11.11    Buyer Obligations. Buyer Corp agrees to take all action necessary to cause Buyer Opco, Buyer Corp Sub, Buyer LLC Sub or the Surviving Company, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement on a timely basis.
11.12    Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
11.13    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH (OR THE DEBT FINANCING) AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO. EACH OF THE PARTIES HERETO (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
VANTIV, INC.:

By:    /s/ Charles Drucker
Name:    Charles Drucker
Title:     President & Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
VANTIV, LLC.:

By:    /s/ Charles Drucker
Name:    Charles Drucker
Title:     President & Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
NATIONAL PROCESSING COMPANY:

By:    /s/ Nelson Greene
Name:    Nelson Greene
Title:     Secretary

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
MARS MERGER SUB, LLC:

By:    /s/ Nelson Greene
Name:    Nelson Greene
Title:     Secretary

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
MERCURY PAYMENT SYSTEMS, LLC:

By:    /s/ Matt Taylor
Name:    Matt Taylor
Title:     CEO

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
SILVER LAKE PARTNERS III DE, L.P., as
Equityholders’ Representative:

By: Silver Lake Technology Associates III, L.P. its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its sole member

By:    /s/ Michael Bingle
Name:    Michael Bingle
Title:     Managing Member

[Signature Page to Transaction Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
SLP III QUICKSILVER FEEDER I, L.P.

By: Silver Lake Technology Associates III, L.P. its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its sole member

By:    /s/ Michael Bingle
Name:    Michael Bingle
Title:     Managing Member

[Signature Page to Transaction Agreement]